Form 10-K405, Exhibit 13
period 1997-12-31
SECURITY BANC CORP
filed 1998-03-25
CIK 763956

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      From time to time, the Corporation may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, new banking and financial service products and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, Corporation notes that a variety of factors could cause its actual results and experiences to differ materially from the anticipated results or other expectations expressed in its forward-looking statements. These risks and uncertainties include, without limitation, changes in interest rates, developments in the economies served by the Corporation, changes in anticipated credit quality trends and changes in accounting, tax or regulatory practices or requirements.
      In the following pages, the analysis of the financial condition and results of operations in 1997 compared to prior years is discussed by Management. The data presented in this discussion should be read in conjunction with the 1997 audited financial statements of the report. Management is committed to the improvement of return on average assets, return on average equity and the efficiency ratio. 1997 brought about many changes which will allow management to continue to achieve above-average ratios for the industry.
      1997 represented the first full year with the three (3) affiliates together as a Corporation. The Corporation is finding that with three (3) affiliates, many opportunities exist to reduce cost. The Corporation's new affiliates, Third Savings and Loan and Citizens National Bank converted data processing systems in February 1997 and May 1997. It is anticipated in the near future that these conversions will improve customer service while decreasing overall corporate costs for data processing.
      Also for 1997, the Corporation acquired software for Product Profitability which in the near future will assist us in the types of products and the cost of those products that are provided to our customers. It is the intention of the Corporation to provide these costs obtained from the Product Profitability Software with the Marketing Central Information System which was acquired in 1996. These two systems will provide better product offerings to our customers and in turn allow the Corporation to have a full understanding of the actual cost to offer and service a product.
      Security Banc Corporation continues to perform very well when compared to our banking peers.

RESULTS OF OPERATIONS SUMMARY
      Net income advanced in 1997 to $14,488,000. Net income has steadily increased in each of the previous five (5) years. Net income in 1997 was $14,488,000 compared to net income in 1996 of $13,387,000 and in 1995 of $12,707,000. Net income for 1997 increased $1,101,000 or eight percent (8%) over 1996. Basic Earnings per share was $2.39 in 1997, $2.22 in 1996, and $2.11 in 1995, whereas Diluted Earnings per share was $2.38, $2.21, and $2.10, respectively.
      Total assets grew three percent (3%) in 1997 to $839,605,000. Security Banc Corporation continued its record performance with a 1997 return on average assets of one point seventy-five percent (1.75%) and a return on average shareholder equity of thirteen point ninety-two percent (13.92%). The Corporation has continued to increase cash dividends paid to our shareholders. Cash dividends paid in 1997 were $.89 per share, compared to $.81 per share in 1996. Market price per share at December 31, 1997 was $54.50 compared to $38.00 at December 31, 1996. Financial summary (Table 1) recaps these measures.

Table  1:  Financial Summary
Five Years Ended December 31
(000's, except per share and ratio data)                  1997          1996          1995          1994          1993
                                                          ----          ----          ----          ----          ----
     Interest and Fee Income ......................     $ 62,778      $ 51,891      $ 49,706      $ 44,288      $ 43,142
     Interest Expense .............................       24,903        19,311        18,003        14,540        15,646
                                                        --------      --------      --------      --------      --------
     Net Interest Income ..........................       37,875        32,580        31,703        29,748        27,496
     Provision for Loan Losses ....................        1,300         1,875           950           844         1,050
     Investment Securities Gains ..................          217           362            10           316           717
     All Other Operating Income ...................        6,887         5,531         5,200         5,039         4,437
     Operating Expense ............................       22,729        18,021        18,079        17,880        17,130
                                                        --------      --------      --------      --------      --------

     Income Before Income Taxes ...................       20,950        18,577        17,884        16,379        14,470
     Provision for Income Tax .....................        6,462         5,190         5,177         4,603         3,605
                                                        --------      --------      --------      --------      --------
     Net Income ...................................     $ 14,488      $ 13,387      $ 12,707      $ 11,776      $ 10,865

Per Share
     Basic Earnings ...............................     $   2.39      $   2.22      $   2.11      $   1.96      $   1.82
     Diluted Earnings .............................     $   2.38      $   2.21      $   2.10      $   1.95      $   1.80
     Cash Dividends Declared and Paid .............     $   0.89      $    .81      $   0.73      $   0.66      $   0.60
     Year-end Book Value ..........................     $  17.93      $  16.66      $  15.00      $  13.23      $  12.10
     Year-end Market Price ........................     $  54.50      $  38.00      $  28.50      $  24.00      $  22.00
Selected Year-ended Information
     Total Assets .................................     $839,605      $816,334      $676,106      $647,712      $631,776
     Investment Securities ........................      149,179       190,983       183,861       198,037       218,843
     Loans, Net ...................................      555,751       533,941       391,234       389,897       345,061
     Deposits .....................................      677,391       667,035       555,844       535,898       533,140
     Non-interest-Bearing Demand Deposits .........      119,373       107,913       112,002       101,959        95,337
     Interest-Bearing Demand Deposits .............      129,351       122,996        97,422       102,171       111,929
     Time Deposits ................................      277,548       281,973       219,057       191,164       165,966
     Savings ......................................      151,119       154,153       127,363       140,604       159,908
     Shareholder's Equity .........................      108,736       100,794        90,237        79,502        72,306
     Cash Dividends Paid ..........................        5,394         4,545         3,740         3,376         3,321
     Net Income ...................................     $ 14,488      $ 13,387      $ 12,707      $ 11,776      $ 10,865

     Weighted Average Common Shares Outstanding ...        6,059         6,029         6,013         5,997         5,964
     Ratios
     Return on Average Assets .....................         1.75%         1.92%         1.95%         1.85%         1.76%
     Return on Average Equity .....................        13.92%        14.18%        14.91%        15.30%        15.93%
     Total Capital to Total Risk-Based  Assets ....        20.04%        19.74%        20.98%        20.91%        21.33%

     Net Interest Margin (Tax Equivalent Basis) ...         5.07%         5.21%         5.46%         5.29%         5.07%

NET INTEREST INCOME
      A major share of the Corporation's income results from the spread between income on interest earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets. The difference between interest earned and interest expensed is referred to as net interest income in the Consolidated Statement of Income. Net interest income is affected by changes in both interest rates and the amount of interest earning assets and interest bearing liabilities outstanding. Net interest margin on interest earning assets is the amount earned on assets, on a taxable equivalent basis, divided by the average earning assets outstanding.
      Table II, entitled Average Balance Sheets and Analysis of Net Interest Income, compares the changes in revenue and interest earning assets outstanding, and interest cost and liabilities outstanding for the years ended December 31, 1997, 1996, and 1995.
      The Corporation's net interest income on a taxable equivalent basis was $38,730,000, $33,920,000 and $33,280,000 in 1997, 1996, and 1995, respectively.
Total average earning assets increased to $763,438,000 in 1997, compared to $650,922,000 in 1996 and $609,859,000 in 1995. Earning assets are total loans, total securities, interest bearing deposits with other banks and federal funds sold. Average total loans increased $124,688,000 to $549,932,000. Average securities, interest bearing deposits with other banks, and federal funds sold decreased a combined total of $12,172,000.
      Total average interest bearing liabilities increased $111,552,000 to $606,632,000 in 1997. Average time deposits increased $47,101,000. Average purchased funds increased $7,103,000. Average NOW, Money Fund and savings increased $2,943,000, $33,630,000 and $20,775,000, respectively.
      Average earning assets of $763,438,000 in 1997 contributed a tax equivalent interest income of $63,633,000 with a yield of eight point thirty-four percent (8.34%). Average earning assets for 1996 contributed a tax equivalent interest yield of eight point eighteen percent (8.18%). Principally the increased yield on average earning assets was attributed to increased rates in commercial and real estate loans, as well as increased yields in the investment portfolio.
      Average interest bearing liabilities of $606,632,000 in 1997 contributed interest expense of $24,903,000 with an average rate of 4.11% compared to the prior year of 3.90%. Money fund rates attributed to the large percent of increase. Generally, these rates for the money fund portfolio increased from 2.85% to 4.25%. This increase was attributed to the new non-personal money fund established in 1997 which was designed to attract additional deposit dollars for the Corporation.
      Average rates on CDs greater than $100,000 increased from 5.09% to 5.43% while CDs less than $100,000 decreased 5.49% to 5.42%.
      Table III, entitled Analysis of Net Interest Income Changes, translates the dollar changes in taxable equivalent net interest margin into (1) changes due to volume or (2) changes due to average yields on interest earning assets and average rates for sources of funds on which interest expense is incurred. Net interest income increased on a tax equivalent basis from $33,920,000 to $38,730,000 or an increase of $4,810,000. The majority of this increase was largely due to an increase in volume when compared to 1996. The increase in volume of average earning assets from $650,922,000 to $763,438,000 when coupled with the general interest rates from 8.18% to 8.34% increased total interest income by $10,402,000 to $63,633,000.
      Rates for interest expense increased from 3.90% to 4.11% and when coupled with the increased volume of interest bearing liabilities from $495,080,000 to $606,632,000, this increased total interest expense for the Corporation by $5,592,000 to $24,903,000. Comparing current year volumes and rates with previous year volume and rates, the Corporation experienced an increase in net interest income of $4,810,000.

OTHER OPERATING INCOME
      Other operating income is comprised of trust income, service charges on deposit accounts, security gains, and other items of income not directly resulting from interest earning assets. These items comprise safe deposit box fees, exchange and collection fees, investor service fees, gain (loss) on the sale of loans and miscellaneous other income. Total other operating income for the Corporation is $7,104,000 for 1997 compared to $5,893,000 for 1996.
      Trust income increased $100,000 to $1,616,000. Services charges on deposit accounts increased to $2,958,000 from $2,660,000 while other income increased to $2,213,000 from $1,355,000.
      The Corporation realizes the importance of increasing other operating income which will compliment the improvement of the overall efficiency ratio.
      As discussed earlier, it's important for the Corporation to continue to work on improving its efficiency ratio which will lead to the improved ratio for return on average assets and return on average equity.


Graph -- Net Income
Thousands
1997             1996          1995         1194            1993
$14,488          $13,387       $12,707      $11,776         $10,865

Graph -- Return on Average Assets
1997             1996          1995          1994           1993
1.75%            1.92%         1.95%         1.85%          1.76%

MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION
Table II: Average Balance Sheets and Analysis of Net Interest Income for the
Years Ended December 31.
(Tax equivalent basis)
                                                     1997                            1996                            1995
                                                     ----                            ----                            ----
(000's)                                  Balance   Interest   Yield      Balance   Interest   Yield      Balance   Interest   Yield
ASSETS
   Earning Assets
     Loans (1)
       Commercial 2) ..................  $234,195   $21,422    9.15%     $182,300   $16,484    9.04%     $169,170   $15,789    9.33%
       Real Estate 3) .................   214,612    18,329    8.54%      146,063    12,169    8.33%      128,691    10,790    8.38%
       Consumer 3) ....................   101,125    10,533   10.42%       96,881    10,329   10.66%       99,644    10,274   10.31%
                                         --------   -------   -----      --------   -------   -----      --------   -------   -----
Total Loans ...........................   549,932    50,284    9.14%      425,244    38,982    9.17%      397,505    36,853    9.27%

   Investment Securities
     Taxable ..........................   160,144     9,350    5.84%      164,548     9,003    5.47%      150,343     8,721    5.80%
     Tax-exempt .......................    19,056     2,109   11.07%       29,311     3,529   12.04%       34,460     4,103   11.91%
                                         --------   -------   -----      --------   -------   -----      --------   -------   -----
     Total securities .................   179,200    11,459    6.39%      193,859    12,532    6.46%      184,803    12,824    6.94%

   Federal funds sold and interest-
     bearing deposits with other
     banks ............................    34,306     1,890    5.51%       31,819     1,717    5.40%       27,551     1,606    5.83%
                                         --------   -------   -----      --------   -------   -----      --------   -------   -----

   Total earning assets ...............   763,438    63,633    8.34%      650,922    53,231    8.18%      609,859    51,283    8.41%
   Nonearning assets
     Allowance for loan losses ........    (6,712)                         (5,771)                         (5,383)
     Cash and due from banks ..........    29,297                          27,223                          25,676
   Premises, equipment
     and other assets .................    43,282                          25,880                          22,150
                                         --------                        --------                        --------
   Total assets .......................  $829,305                        $698,254                        $652,302
                                         ========                        ========                        ========


LIABILITIES
   Interest-bearing liabilities
   Deposits
       NOW ............................  $ 76,854   $ 1,425    1.85%     $ 73,911   $ 1,437    1.94%     $ 71,768   $ 1,428    1.99%
       Money Fund .....................    59,874     2,545    4.25%       26,244       748    2.85%       24,893       622    2.50%
       Savings ........................   153,544     3,956    2.58%      132,769     3,322    2.50%      132,402     3,419    2.58%
   Time Deposits
     CD's > 100,000 ...................    40,772     2,214    5.43%       42,953     2,187    5.09%       31,619     1,703    5.39%
     CD's < 100,000 ...................   235,298    12,763    5.42%      186,016    10,206    5.49%      175,559     9,450    5.38%
                                         --------   -------   -----      --------   -------   -----      --------   -------   -----
     Total interest-bearing deposits ..   566,342     2,903    4.04%      461,893    17,900    3.88%      436,241    16,622    3.81%
   Purchased funds
     Federal funds purchased and
     securities sold under
     agreements to repurchase .........    40,290     2,000    4.96%       33,187     1,411    4.25%       27,996     1,381    4.93%
                                         --------   -------   -----      --------   -------   -----      --------   -------   -----
   Total interest-bearing
     liabilities ......................   606,632    24,903    4.11%      495,080    19,311    3.90%      464,237    18,003    3.88%
   Non-interest-bearing demand
     deposits .........................   111,391                         103,989                          99,162
   Other liabilities ..................     7,222                           4,807                           3,676
   Shareholder's equity ...............   104,060                          94,378                          85,227
                                         --------                        --------                        --------
Total liabilities and Shareholders'
  equity ..............................  $829,305                        $698,254                        $652,302
                                         ========                        ========                        ========

Net interest income and ...............              38,730                          33,920                          33,280
   Interest rate spread ...............                        4.23%                           4.28%                           4.53%
                                                              -----                           -----                           -----

Net interest margin
     (tax equivalent basis) ...........                        5.07%                           5.21%                           5.46%
                                                              -----                           -----                           -----

Footnote:

1) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.
2) Interest income on tax-exempt investments and on certain tax-exempt commercial loans has been adjusted to a taxable equivalent basis using a marginal federal income tax rate of thirty-five percent (35%).
3) For Management Discussion and Analysis, a portion of home equity loan averages are included in the consumer loan portfolio as opposed to the real estate loan portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION
Table III:  Analysis of Net Interest Income Changes
(Tax equivalent basis)
                                                     1997 Compared to 1996                         1996 Compared to 1995
                                                     ---------------------                         ---------------------
                                                       Yield/                                         Yield/
(000's)                                    Volume       Rate        Mix        Total      Volume       Rate       Mix       Total
Increase (Decrease) in Interest Income
     Loans
        Commercial .....................   $ 4,693      $ 191      $  54      $ 4,938     $1,225      $(492)     $ (38)     $  695
        Real Estate ....................     5,711        306        143        6,160      1,456        (68)        (9)      1,379
        Consumer .......................       452       (238)       (10)         204       (285)       350        (10)         55
                                           -------      -----      -----      -------     ------      -----      -----      ------
     Total Loans .......................    10,856        259        187       11,302      2,396       (210)       (57)      2,129

     Investment Securities
        Taxable ........................      (241)       604        (16)         347        824       (495)       (47)        282
        Tax-exempt .....................    (1,235)      (285)       100       (1,420)      (613)        46         (7)       (574)
                                           -------      -----      -----      -------     ------      -----      -----      ------
     Total securities ..................    (1,476)       319         84       (1,073)       211       (449)       (54)       (292)
        Federal funds sold and interest-
          bearing deposits with other
          banks ........................       134         36          3          173        248       (119)       (18)        111
                                           -------      -----      -----      -------     ------      -----      -----      ------
Total Interest Income Change ...........     9,514        614        274       10,402      2,855       (778)      (129)      1,948

Increase (Decrease) in interest expense
     Interest-bearing liabilities
        NOW ............................        58        (67)        (3)         (12)        43        (33)        (1)          9
        Money Fund .....................       958        368        471        1,797         34         87          5         126
        Savings ........................       520         99         15          634          9       (106)         0         (97)
     Time Deposits
        CD's > 100,000 .................      (111)       145         (7)          27        610        (93)       (33)        484
        CD's < 100,000 .................     2,704       (116)       (31)       2,557        563        182         11         756
                                           -------      -----      -----      -------     ------      -----      -----      ------
Total interest-bearing deposits ........     4,129        429        445        5,003      1,259         37        (18)      1,278
     Federal Funds purchased and
        securities sold under agreements
        to repurchase ..................       302        236         51          589        256       (191)       (35)         30
                                           -------      -----      -----      -------     ------      -----      -----      ------
Total Interest Expense Change ..........     4,431        665        496        5,592      1,515       (154)       (53)      1,308

Increase (decrease) in net interest
     Income on a Taxable Equivalent
        Basis ..........................   $ 5,083      $ (51)     $(222)     $ 4,810     $1,340      $(624)     $ (76)     $  640
     Decrease in Taxable Equivalent
        Basis ..........................                                          485                                          237
                                                                              -------                                       ------
        Net Interest Income Change .....                                      $ 5,295                                       $  877


OPERATING EXPENSES
      The Corporation recognizes the importance of a low efficiency ratio. Low efficiency ratios indicate the success of the Corporation in controlling operating expenses; such as salaries, equipment expenses, and other operating expenses. These expenses are generally measured using the term "Efficiency Ratio" which is operating expenses divided by the sum of net interest income plus other operating income. The Corporation's efficiency ratio as of December 31, 1997 was 49%. This indicates that it costs the Corporation 49 cents for each dollar of revenue earned before taxes.
      Historically, prior to the acquisition of two additional affiliates, the efficiency ratio was 42%. As the Corporation continues to improve its measure of cost control, this ratio will continue to decrease. This is evident in the first full year of consolidation being that the first three months of 1997, the efficiency ratio was 50% as compared to the last three months of 1997 when the efficiency ratio was recorded at 47%, thereby lowering the overall yearly efficiency ratio to 49%. The efficiency ratios for Security National, Citizens National, and Third Savings and Loan were 45%, 60% and 51%, respectively.
      Overall employment was 341 employees with total salary and benefits of $11,005,000.
      Equipment and occupancy for 24 banking offices totaled $2,785,000 while other operating expenses was $8,187,000. Other operating expenses include items such as marketing, community donations, stationery and supplies, postage, and data processing services.
      Amortization of intangibles increased to $752,000 as a result of the Corporation's acquisition of the Third Financial Corporation.
      Operating expenses for 1996 reflect only two months of expenses for Third Savings and Loan. This was due to the Corporation using the purchase method of accounting in the acquisition of Third Financial Corporation. Whereas 1997 reflects a full 12 months of expenses for Third Savings and Loan.

LOANS
      Total average commercial loans increased twenty-eight point five percent (28.50%) to $234,195,000 in 1997 yielding an average rate of nine point fifteen percent (9.15%). Average real estate loans increased forty-six point nine percent (46.90%) to $214,612,000, yielding an average rate of eight point fifty-four percent (8.54%). Average consumer loans increased four point four percent (4.40%) to $101,125,000, yielding an average rate of ten point forty-two percent (10.42%).
      Under-performing assets consist of (1) non-accrual loans on which the ultimate collectibility of the full amount of interest is uncertain but the principal is currently considered fully collectible; (2) loans past due ninety
(90) days or more as to principal or interest; and (3) other real estate owned. Under-performing assets as of December 31, 1997, were $5,212,000.
      The Corporation provides, as expense, an amount which reflects expected loan losses. This provision is based on the growth of the loan portfolio, local economic conditions, and on recent loan loss experience and is called the provision for loan losses in the Consolidated Statement of Income. Actual losses on loans are charged against the reserve built up on the Consolidated Statement of Condition through the allowance for loan losses. The amount of loans actually removed as assets from the Consolidated Statement of Condition is referred to as charge-offs. Netting out recoveries on previously charged-off assets with current year charge-offs provides net charge-offs.
      Net charge-offs in 1997 increased to $1,873,000 from $1,669,000 in 1996. The provision for loan losses was $1,300,000 in 1997 and $1,875,000 in 1996. The allowance for loan losses at December 31, 1997, was equivalent to one point eleven percent (1.11%) of loans outstanding.
      The following table presents loan loss data for the most recent five (5) year period.

RESERVE FOR LOAN LOSSES FIVE YEAR HISTORY
(000's)                      1997         1996         1995         1994         1993
Balance at Jan. 1          $  6,827     $  5,336     $  5,101     $  4,364     $  4,310
Acquired allowance                0        1,285            0            0            4
Provision for loan losses     1,300        1,875          950          844        1,050
Loans charged off            (2,188)      (1,963)      (1,077)        (732)      (1,419)
Recoveries of loans
   previously charged off       315          294          362          625          419
                           --------     --------     --------     --------     --------
Balance at Dec. 31         $  6,254     $  6,827     $  5,336     $  5,101     $  4,364
Loans outstanding
   at Dec. 31              $562,005     $540,768     $396,570     $394,998     $349,425
Reserve as a
   percent of loans            1.11%        1.26%        1.35%        1.29%        1.25%
Net loan losses to
   average loans               0.34%        0.39%        0.18%        0.03%        0.30%


INTEREST RATE AND LIQUIDITY
MANAGEMENT

INTEREST RATE RISK MANAGEMENT
      The Company seeks to achieve consistent growth in net interest income and net income while managing volatility arising from shifts in interest rates. The Asset and Liability Management Committee (ALCO) oversees financial risk management, establishing broad policies and specific operating limits that govern a variety of financial risks inherent in the Company's operations, including interest rate, liquidity, and market risks. Balance sheet strategies are reviewed and monitored regularly by ALCO to ensure consistency with approved risk tolerances.
      Interest rate risk management is a dynamic process, encompassing both the business flows onto the balance sheet and the changing market and business environment. Interest rate risk by definition is the risk of decreased net interest income whenever there are movements in market interest rates. Effective management of interest rate risk begins with investments and funding sources.
      Measurement and monitoring of interest rate risk is an ongoing process. A key element in this process is the Company's estimation of the amount that net interest income will change over a twelve to twenty-four month period given a directional shift in interest rates. The income simulation model used by the Company captures all assets and liabilities, accounting for significant variables which are believed to be affected by interest rates. These include prepayment speeds on real estate mortgages and consumer installment loans, principal amortization, and maturities on other financial instruments. The model captures embedded options, e.g. interest rate caps/floors or call options, and accounts for changes in rate relationships, as various rate indices lead or lag changes in market rates. While these assumptions are inherently uncertain, management utilizes probabilities and, therefore, believes that the model provides an accurate estimate of the interest rate risk exposure. Management reporting of this information is shared with the Board of Directors.
      At December 31, 1997, the results of the Company's interest sensitivity analysis indicated that net interest income would be relatively unchanged by a 100 basis points increase or decrease in rate (assuming the change occurs evenly over the next year and that corresponding changes in other market rates occur as forecasted). Net interest income would be expected to decrease 2.1% if rates were to fall 200 basis.

LIQUIDITY MANAGEMENT
      Liquidity Management is also a significant responsibility of ALCO. The objective of ALCO in this regard is to maintain an optimum balance of maturities among assets and liabilities such that sufficient cash, or access to cash, is available at all times to meet the needs of borrowers, depositors, and creditors, as well as to fund corporate expansion and other activities without incurring unacceptable losses.
      A chief source of liquidity is derived from the retail deposit base accessible by its network of branches.
      While liability sources are many, significant liquidity is available from the Company's investment and loan portfolios. ALCO regularly monitors the overall liquidity position of the business and ensures that various alternative strategies exist to cover unanticipated events. At December 31, 1997, sufficient liquidity was available to meet estimated short-term and long-term funding needs.

MARKET INFORMATION
      Security Banc Corporation stock (symbol STYB) is traded in the over-the-counter market. The following table sets forth the sales prices for the common stock during the periods indicated.

                          1997                   1996
                          ----                   ----
 Quarter Ended     High Bid    Low Bid   High Bid    Low Bid

March 31 ......     $43.50     $38.00     $31.00     $28.50
June 30 .......     $46.00     $43.50     $35.00     $31.00
September 30 ..     $50.50     $46.00     $36.50     $35.00
December 31 ...     $54.50     $50.50     $38.00     $36.50

As of December 31, 1997, the Corporation had 1,680 shareholder accounts of record. Cash dividends paid per share were $.89.

QUARTERLY INFORMATION
                                         First      Second       Third      Fourth
(000's) except per share data           Quarter     Quarter     Quarter     Quarter
1997
----
     Interest and fee income ......     $15,063     $15,927     $15,830     $15,958
     Interest expense .............       6,095       6,398       6,235       6,175
                                        -------     -------     -------     -------
     Net interest income ..........       8,968       9,529       9,595       9,783
     Provision for loan losses ....         200         200         700         200

     Investment securities
       gains (losses) .............          56          50         108           4
     All other income .............       1,583       1,511       1,872       1,921
     Operating expense ............       5,537       5,677       5,827       5,688
                                        -------     -------     -------     -------
     Income before income taxes ...       4,870       5,213       5,048       5,820
     Provision for income tax .....       1,486       1,597       1,554       1,825
                                        -------     -------     -------     -------
     Net income ...................       3,384       3,616       3,494       3,995
Per Share
     Basic Earnings Per Share .....        0.56        0.59        0.58        0.66
     Diluted Earnings Per Share ...        0.56        0.59        0.58        0.65
     Cash Dividends Paid ..........        0.21        0.21        0.21        0.26
     Market Price .................       43.50       46.00       50.50       54.50


1996
----
     Interest and fee income ......     $12,286     $12,485     $12,522     $14,598
     Interest expense .............       4,607       4,575       4,539       5,590
                                        -------     -------     -------     -------
     Net interest income ..........       7,679       7,910       7,983       9,008
     Provision for loan losses ....         237         238         700         700


     Investment securities
       gains (losses) .............         358           0           5          (1)
     All other income .............       1,351       1,317       1,339       1,524
     Operating expense ............       4,546       4,239       4,429       4,807
                                        -------     -------     -------     -------
     Income before income taxes ...       4,605       4,750       4,198       5,024
     Provision for income tax .....       1,333       1,383       1,025       1,449
                                        -------     -------     -------     -------
     Net Income ...................       3,272       3,367       3,173       3,575
Per Share
     Basic Earnings Per Share .....        0.54        0.56        0.53        0.59
     Diluted Earnings Per Share ...        0.54        0.56        0.52        0.59
     Cash Dividends Paid ..........        0.19        0.19        0.19        0.24
     Market Price .................       31.00       35.00       36.50       38.00


TOTAL CAPITAL  (BAR GRAPH)    (See Annual Report)
(Thousands)
1997           1996           1995          1994          1993
$108,736       $100,794       $90,237       $79,502       $72,306

YEAR 2000 ISSUE
      The Company is aware of the issues associated with the programming code in existing computer systems as the millenium (year 2000) approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.
      The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the system for the year 2000 compliance. Management has initiated a "Year 2000 Committee" to prepare the Company's computer systems and applications for the year 2000. It is anticipated that all efforts will be complete by March 31, 1999 allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Management does not expect the year 2000 compliance expenses to be material to the Company's future earnings. The Company expects its year 2000 date conversion project to be completed on a timely basis.

Report of Independent Auditors


Board of Directors
Security Banc Corporation


         We have audited the accompanying consolidated statement of condition of Security Banc Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Security Banc Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Banc Corporation and its subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Columbus, Ohio

January 12, 1998

CONSOLIDATED STATEMENT OF CONDITION

AS OF DECEMBER 31, 1997 AND 1996 (000's)
                                                                     1997         1996
                                                                   --------     --------
ASSETS
   Cash and due from banks ...................................     $ 33,043     $ 36,527
   Federal funds sold ........................................       52,655       13,300
                                                                   --------     --------

         Total cash and cash equivalents .....................       85,698       49,827

   Interest-bearing deposits with other banks ................        2,700        1,500
   Investments   (Market value $149,531 in 1997) .............      149,179      190,983
                 (Market value $191,970 in 1996)

   LOANS:
      Commercial and agriculture .............................      252,053      212,046
      Real Estate ............................................      225,791      234,935
      Consumer ...............................................       84,161       93,787
                                                                   --------     --------
            Total Loans ......................................      562,005      540,768

            Less allowance for loan losses ...................        6,254        6,827
                                                                   --------     --------

               Net Loans .....................................      555,751      533,941

   Premises and equipment ....................................        8,658        8,431
   Other Assets ..............................................       37,619       31,652
                                                                   --------     --------

   TOTAL ASSETS ..............................................     $839,605     $816,334
                                                                   ========     ========

LIABILITIES
     Non-interest-bearing deposits ...........................     $119,373     $107,913
     Interest-bearing demand deposits ........................      129,351      122,996
     Savings deposits ........................................      151,119      154,153
     Time deposits, $100,000 and over ........................       41,745       54,219
     Other time deposits .....................................      235,803      227,754
                                                                   --------     --------

     Total Deposits ..........................................      677,391      667,035
     Federal funds purchased and securities
         sold under agreement to repurchase ..................       30,746       30,783
     Federal Home Loan Bank term advances ....................       16,333       12,974
     Other liabilities .......................................        6,399        4,748
                                                                   --------     --------

     TOTAL LIABILITIES .......................................      730,869      715,540

SHAREHOLDERS' EQUITY
     Common Stock ($3.125 Par Value) .........................       19,707       19,658
         authorized 11,000,000 shares
         issued 6,306,186 shares, 1997
         issued 6,290,617 shares, 1996
     Surplus .................................................       21,831       21,670
     Retained Earnings .......................................       70,149       62,557
     Unrealized gains on securities available for sale........          242          102
     Less:    Treasury Stock .................................        3,193        3,193
              240,600 shares
TOTAL SHAREHOLDERS' EQUITY ...................................      108,736      100,794
                                                                   --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...................     $839,605     $816,334
                                                                   ========     ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (000's)
                                                                1997           1996           1995
                                                                ----           ----           ----
INTEREST AND FEE INCOME
     Loans ................................................  $   50,168     $   38,877     $   36,712
     Interest-bearing deposits with other banks ...........         182            110             42
     Federal funds sold ...................................       1,707          1,607          1,564
     Investments-taxable ..................................       9,350          9,003          8,721
     Investments-tax exempt ...............................       1,371          2,294          2,667
                                                             ----------     ----------     ----------

          Total Interest and Fee Income ...................      62,778         51,891         49,706

INTEREST EXPENSE
     Deposits of $100,000 and over ........................       2,214          2,187          1,703
     Other Deposits .......................................      20,689         15,713         14,919
     Federal funds purchased and securities
          sold under agreement to repurchase ..............       1,944          1,356          1,317
     Demand notes to U. S. Treasury .......................          56             55             64
                                                             ----------     ----------     ----------

          Total Interest Expense ..........................      24,903         19,311         18,003
                                                             ----------     ----------     ----------

NET INTEREST INCOME .......................................      37,875         32,580         31,703
     Provision for loan losses ............................       1,300          1,875            950
                                                             ----------     ----------     ----------

     Net interest income after provision for loan losses ..      36,575         30,705         30,753

OTHER OPERATING INCOME
     Trust income .........................................       1,616          1,516          1,464
     Service charges on deposit accounts ..................       2,958          2,660          2,598
     Securities gains .....................................         217            362             10
     Other income .........................................       2,313          1,355          1,138
                                                             ----------     ----------     ----------

          Total Other Operating Income ....................       7,104          5,893          5,210

OPERATING EXPENSE
     Salaries and employee benefits .......................      11,005          9,224          9,191
     Equipment and occupancy, net .........................       2,785          2,354          2,206
     Amortization of intangibles ..........................         752             53             71
     Other operating expense ..............................       8,187          6,390          6,611
                                                             ----------     ----------     ----------

          Total Operating Expense .........................      22,729         18,021         18,079
                                                             ----------     ----------     ----------

INCOME BEFORE INCOME TAXES ................................      20,950         18,577         17,884
     Provision for income tax .............................       6,462          5,190          5,177
                                                             ----------     ----------     ----------

          NET INCOME ......................................  $   14,488     $   13,387     $   12,707
                                                             ==========     ==========     ==========

PER SHARE DATA (WHOLE DOLLARS)
     Basic earnings .......................................  $     2.39     $     2.22     $     2.11
     Diluted earnings .....................................  $     2.38     $     2.21     $     2.10
     Cash dividends .......................................  $     0.89     $     0.81     $     0.73

Weighted average shares outstanding .......................   6,058,763      6,028,847      6,012,829

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (000'S)
                                                                                          Unrealized
                                                      Common                  Retained     gains and    Treasury
                                                       Stock      Surplus     Earnings     (losses)       Stock        Total
                                                       -----      -------     --------     --------       ----         -----
Balance at January 1, 1995 ......................     $18,619     $20,598     $44,981      $(1,503)     $(3,193)     $ 79,502

     Net income .................................           0           0      12,707            0            0        12,707
     Cash dividends .............................           0           0      (3,727)           0            0        (3,727)
     Exercise of stock options ..................          17          41           0            0            0            58
     Purchase of treasury stock .................           0           0           0            0         (281)         (281)
     Sale of treasury stock .....................           0           0           0            0          187           187
     Stock dividends ............................          37         298        (335)           0            0             0
     Cash paid in lieu of fractional shares                 0           0         (13)           0            0           (13)
     Change in unrealized gains and (losses),
         net of income taxes of $971 ............           0           0           0        1,804            0         1,804
                                                      -------     -------     -------      -------      -------      --------

Balance at December 31, 1995 ....................     $18,673     $20,937     $53,613      $   301      ($3,287)     $ 90,237

     Net income .................................           0           0      13,387            0            0        13,387
     Cash dividends .............................           0           0      (4,545)           0            0        (4,545)
     Exercise of stock options ..................         111         263           0            0            0           374
     Purchase of treasury stock .................           0           0           0            0          (18)          (18)
     Tax benefits of options exercised
         and sold ...............................           0           0         102            0            0           102
     Other ......................................         874         470           0            0          112         1,456
     Change in unrealized gains and (losses),
         net of income taxes of $107 ............           0           0           0         (199)           0          (199)
                                                      -------     -------     -------      -------      -------      --------

Balance at December 31, 1996 ....................     $19,658     $21,670     $62,557      $   102      ($3,193)     $100,794
     Net income .................................           0           0      14,488            0            0        14,488
     Dividend distributions .....................           0           0      (6,896)           0            0        (6,896)
     Exercise of stock options ..................          49         161           0            0            0           210
     Change in unrealized gains and (losses),
         net of income taxes of $75 .............           0           0           0          140            0           140
                                                      -------     -------     -------      -------      -------      --------


Balance at December 31, 1997 ....................     $19,707     $21,831     $70,149      $   242      ($3,193)     $108,736
                                                      =======     =======     =======      =======      =======      ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (000'S)
                                                                              1997          1996           1995
                                                                              ----          ----           ----
Cash Flows from Operating Activities
     Net Income ......................................................     $  14,488      $  13,387      $  12,707
     Adjustments to reconcile net income to net cash
         provided by operating activities:
              Depreciation ...........................................         1,049            903            879
              (Gain)/Loss on sale of the following:
                  Investment Securities available for sale ...........          (217)          (362)           (10)
                  Other Assets .......................................          (119)           (32)             8
              Provision for loan losses ..............................         1,300          1,875            950
              Amortization and accretion, net ........................           (97)           829         (1,508)
              Amortization and core deposit intangible ...............           752             53             71
              Change in other operating assets and
                  liabilities, net ...................................       (14,918)         2,118         (1,078)

                  Total Adjustments ..................................       (12,250)         5,384           (688)
                                                                           ---------      ---------      ---------

     NET CASH PROVIDED BY OPERATING ACTIVITIES .......................         2,238         18,771         12,019


Cash Flows From Investing Activities:
     Net decrease (increase) in interest-bearing deposits
         with other banks ............................................         3,902         (2,380)           651
     Proceeds from maturities and sales of investment
         securities available for sale ...............................       192,329        147,536        247,858
     Proceeds from maturities of investments held to
         maturity ....................................................        15,414          7,732          9,943
     Purchase of:
         Investment securities available for sale ....................      (166,286)      (148,238)      (239,017)
         Investment securities held to maturity ......................          (722)        (3,084)          (326)
     Increase in loans ...............................................       (23,611)       (17,212)        (2,652)
     Proceeds from sale of other assets ..............................         9,614          1,818            381
     Capital expenditures ............................................        (1,163)          (440)          (890)
     Net cash used in acquisition ....................................        (1,502)       (38,190)             0
     Purchase of life insurance policies .............................        (3,054)        (2,831)          (326)
     Proceeds from surrender of life insurance policies ..............           239            783              0
                                                                           ---------      ---------      ---------

     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES .............        25,160        (54,506)        15,622

Cash Flows from Financing Activities:
     Net increase (decrease) in demand deposits, NOW accounts and
         savings accounts ............................................        14,784         (4,104)        (7,946)
     Net (decrease) in certificates of deposit .......................        (4,468)        (1,506)        27,892
     Net increase in short-term borrowed funds .......................         3,341          1,440         (2,440)
     Net purchase and sale of treasury stock .........................             0            (18)           (94)
     Dividends paid ..................................................        (5,394)        (4,545)        (3,740)
     Proceeds from exercise of stock options .........................           210            475             58
     Cash provided from acquisition ..................................             0         17,062              0
                                                                           ---------      ---------      ---------

     NET CASH PROVIDED BY FINANCING ACTIVITIES .......................         8,473          8,804         13,730

Net increase (decrease) in cash and cash equivalents .................        35,871        (26,931)        41,731
Cash and cash equivalents at beginning of year .......................        49,827         76,758         35,387
                                                                           ---------      ---------      ---------

Cash and Cash Equivalents at End of Year .............................     $  85,698      $  49,827      $  76,758

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31,1997


1.    ORGANIZATION
    Security Banc Corporation ("Security" or "the Company") is a bank holding company headquartered in Springfield, Ohio. The Company's principal subsidiaries, Security National Bank and Trust Company, Citizens National Bank, and Third Savings and Loan Company are located in Central Ohio and are engaged in general commercial banking and trust business.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES
     The accounting and reporting policies of Security are based on generally accepted accounting principles and conform to general practices within the banking industry. The following is a description of the significant accounting policies followed by Security.

CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The consolidated financial statements have been prepared to give retroactive effect to the September 30, 1996 merger with CitNat (Citizens National Bank), which was accounted for as a pooling-of-interests. Certain prior year amounts have been reclassified to conform with the current year presentation.

INVESTMENT SECURITIES
     Securities held to maturity and available for sale: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when Security Banc Corporation has the positive intent and ability to hold the securities to maturity.
Held-to-maturity securities are stated at amortized cost.
     Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.
     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

LOANS
     Loans are stated at the principal amount outstanding, net of unearned income. Interest income on other loans is primarily accrued using the simple interest method based on the principal amounts outstanding. Loan fees received in excess of direct costs involved in origination of a loan are amortized over the estimated loan term. Accrual of interest is discontinued when circumstances indicate that collection of loan principal is questionable or when loans meet regulatory non accrual standards.
     The company accounts for impaired loans in accordance with Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Certain large commercial loans are considered impaired loans and are reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

ALLOWANCE FOR POSSIBLE LOAN LOSSES
     The allowance for possible loan losses is available for loan charge-offs. The adequacy of the allowance is based on Management's continuous evaluation of key factors in the loan portfolio with consideration given to current economic conditions and past charge-off experience.

PREMISES AND EQUIPMENT
     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of premises and equipment is determined using the straight-line method over the estimated lives of the respective assets. Maintenance and repairs are charged to expense as incurred while renewals and betterments are capitalized.

INCOME TAXES
     Certain income and expense items are accounted for in different time periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the financial statements for deferred taxes in recognition of these temporary differences.

CASH FLOWS
     For purposes of reporting cash flows, cash and cash requirements include cash on hand, amounts due from banks and federal funds sold. Federal funds are purchased for one-day periods.
     Interest paid by Security in 1997, 1996, and 1995 was $25,447,000, $19,035,000 and $18,584,000, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalent and interest-bearing deposits with other banks: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial, agricultural and consumer) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Off balance sheet instruments: The carrying amounts reported for Security Banc Corporation's off balance sheet (letters of credit and lending commitments) approximate those assets' fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased and securities sold under agreement to repurchase approximate their fair values.

EARNINGS PER COMMON SHARE
     On December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share" which specifies the computation, presentation and disclosure requirements for earnings per share for entitles with publicly held common stock or common stock equivalents. SFAS No. 128 replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the corresponding amounts of the diluted earnings per share computation. The adoption of this standard had no effect on prior period data. The computation of the earnings per Common Share is as follows:

Years ended December 31,
(000's)                                                    1997           1996           1995
                                                           ----           ----           ----
EARNINGS APPLICABLE TO COMMON SHARE ...............         14,488         13,387         12,707

BASIC EARNINGS PER SHARE
Weighted Average Common Shares Outstanding.........      6,058,763      6,028,847      6,012,829
Earnings Applicable to Common Shares (000) ........     $   14,448     $   13,387     $   12,707
Basic Earnings Per Share ..........................     $     2.39     $     2.22     $     2.11

DILUTED EARNINGS PER SHARE
Weighted Average Common Shares Outstanding ........      6,058,763      6,028,847      6,012,829
Diluted Common Stock Options ......................         38,683         39,602         42,659
                                                        ----------     ----------     ----------

Weighted Average Common Shares and Common
   Shares Equivalents Outstanding .................      6,097,446      6,068,449      6,055,488
                                                        ==========     ==========     ==========

Earnings applicable to Common Shares (000) ........     $   14,488     $   13,387     $  12, 707
Diluted Earnings per Share ........................     $     2.38     $     2.21     $     2.10


2.    ACQUISITIONS
THIRD FINANCIAL CORPORATION
     On October 21, 1996, the company acquired all of the outstanding shares of Third Financial Corporation for $41 million. The acquisition was funded with existing cash. The results of Third Financial Corporation's operations have been combined with those of the Company since the date of acquisition.
     The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities/equity assumed was $162 million and $150 million, respectively. The balance of the purchase price, $12 million, was recorded as excess of cost over net assets acquired (goodwill) and other identified intangibles and is being amortized over approximately twenty-five years on a straight line basis.


CITNAT BANCORP, INC.
     On September 30, 1996, the Company merged with CitNat Bancorp, Inc., a $140 million bank holding company headquartered in Ohio, in a transaction accounted for as a pooling of interest. Security Banc Corporation issued 907,893 shares of common stock to the shareholders of CitNat Bancorp, Inc. based upon an exchange ratio of 2.1842437 shares of Security Banc Corporation common stock for each outstanding share of CitNat common stock.


JEFFERSONVILLE BRANCH
     On November 6, 1997, Security National Bank and Trust Co. purchased certain assets and assumed approximately $11,700,000 in deposit liabilities of the Jeffersonville Branch from a Bank competitor.
     This acquisition allowed Security National to expand its services to Fayette County. The premium for the above transaction was $944,000 which will be amortized over a period of 25 years for the portion allocated to goodwill and 10 years for the portion allocated to Core Deposit Intangible.

3.    ACCOUNTING CHANGES
REPORTING COMPREHENSIVE INCOME
     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The provisions of this statement are effective beginning with 1998 interim reporting. These disclosure requirements will have no impact on financial position or results of operations.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION:
     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. This statement is effective for fiscal years beginning after December 15, 1997 however; it is not required to be applied for interim reporting in the initial year of application. The Corporation is currently evaluating the impact of this statement on the disclosures included in its annual and interim period financial statements.

4.    RESERVE BALANCE REQUIREMENTS
     The Company's subsidiaries are required to maintain certain daily cash and due from banks reserve balances in accordance with regulatory requirements. The balances maintained under such requirements were $10,745,000 at December 31, 1997 and $10,331,000 at December 31, 1996.

5.    INVESTMENT SECURITIES
      The following table lists the book value and market value of debt securities and other investments as of December 31.

(000's)                                                                       1997
                                                                              ----
                                                                     Gross        Gross
                                                                   Unrealized   Unrealized    Market
                                                           Cost      Gains        Losses      Value
                                                           ----      -----        ------      -----
Available for Sale Investments
Debt Securities
    U. S. Treasury .................................     $115,847     $188         $(24)     $116,011
    U. S. Government Agencies and Corporations......       12,886       23          (22)       12,887
    Corporate Bonds ................................          250        0           (0)          250
    Mortgage Backed Securities .....................          136        0           (1)          135
                                                         --------     ----         ----      --------
   Total Debt Securities ...........................      129,119      211          (47)      129,283
    Equity Investments .............................          151      205            0           356
                                                         --------     ----         ----      --------
   Total Investment Securities .....................      129,270      416          (47)      129,639
                                                         ========     ====         ====      ========

Held to Maturity Investments
   Debt Securities
    State and Political Subdivisions ...............       13,262      328           (4)       13,586
    Mortgage Backed Securities .....................        3,484       56          (28)        3,512
                                                         --------     ----         ----      --------
   Total Debt Securities ...........................       16,746      384          (32)       17,098
    Federal Reserve Stock and Other ................        2,794        0            0         2,794
                                                         --------     ----         ----      --------
   Total Held to Maturity Investments ..............     $ 19,540     $384         ($32)     $ 19,892
                                                         ========     ====         ====      ========

     The market value of the available for sale investments ($129,639,000) plus the cost of the held to maturity investments ($19,540,000) is the total investments carrying value of $149,179,000.

(000's)                                                                       1996
                                                                              ----
                                                                     Gross        Gross
                                                                   Unrealized   Unrealized    Market
                                                           Cost      Gains        Losses      Value
                                                           ----      -----        ------      -----
Available for Sale Investments
   Debt Securities
     U. S. Treasury ................................     $136,147   $   49        $(176)     $136,020
     U. S. Government Agencies and Corporations ....       15,385       71          (37)       15,419
     Corporate Bonds ...............................        1,452       12            0         1,464
     Mortgage Backed Securities ....................        2,388        8           (9)        2,387
                                                         --------   ------        -----      --------
   Total Debt Securities ...........................      155,372      140         (222)      155,290
   Equity Securities ...............................          251      234            0           485
                                                         --------   ------        -----      --------
   Total Available for Sale Investments ............      155,623      374         (222)      155,775
                                                         ========   ======        =====      ========

Held to Maturity Investments
   Debt Securities
     State and Political Subdivisions ..............       28,530      919          (12)       29,437
     Mortgage Backed Securities ....................        4,010      134          (54)        4,090
                                                         --------   ------        -----      --------
   Total Debt Securities ...........................       32,540    1,053          (66)       33,527
     Federal Reserve Stock and Other ...............        2,668        0            0         2,668
                                                         --------   ------        -----      --------
   Total Held to Maturity Investments ..............     $ 35,208   $1,053         $(66)     $ 36,195
                                                         ========   ======        =====      ========


The market value of the available for sale investments ($155,775,000) plus the cost of the held to maturity investments ($35,208,000) is the total investments carrying value of $190,983,000.

     The following tables summarizes the cost and market value of debt securities at December 31, 1997 and 1996 by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(000's)                                                      1997                      1996
                                                             ----                      ----
                                                                  Market                    Market
                                                      Cost        Value         Cost        Value
                                                      ----        -----         ----        -----
Available for Sale Investments
   Due in one year or less ......................   $ 16,498     $ 16,479     $135,029     $134,926
   Due after one year and through five years ....    111,485      111,671       16,460       16,480
   Due after five years and through ten years ...      1,000          998        1,495        1,497
                                                    --------     --------     --------     --------
                                                     128,983      129,148      152,984      152,903
   Mortgage Backed Securities ...................        136          135        2,388        2,387
                                                    --------     --------     --------     --------

Total Available for Sale Investments ............   $129,119     $129,283     $155,372     $155,290
                                                    --------     --------     --------     --------

Held to Maturity Investments
   Due in one year or less ......................   $  7,734     $  7,802     $ 13,894     $ 14,106
   Due after one year and through five years ....      3,769        3,821       12,318       12,777
   Due after five years and through ten years ...      1,699        1,905        2,258        2,488
   Due after ten years ..........................         60           58           60           66
                                                    --------     --------     --------     --------
                                                      13,262       13,586       28,530       29,437
   Mortgage backed securities ...................      3,484        3,512        4,010        4,090
                                                    --------     --------     --------     --------
Total Held to Maturity Investments ..............   $ 16,746     $ 17,098     $ 32,540     $ 33,527
                                                    ========     ========     ========     ========


     Proceeds from sales of investments available for sale in 1997 were $168,732,000. Proceeds from sales of investments held to maturity in 1997 were
0. Gross gains on investments available for sale in 1997 were $243,000. Gross losses recognized on investments available for sale in 1997 were $30,000. Gross gains on investments held to maturity were $4,000 in 1997. Gross losses recognized on investments held to maturity in 1997 were 0. Proceeds from sales of investments available for sale in 1996 were $120,682,000. Proceeds from sales of investments held to maturity in 1996 were $1,399,000. Gross gains on investments available for sale in 1996 were $372,000. Gross losses recognized on investments available for sale in 1996 were $0. Gross gains on investments held to maturity were $6,000 in 1996. Gross losses recognized on investments held to maturity in 1996 were $16,000. Proceeds from sales of investments available for sale were $190,648,000 in 1995. Gross gains on investments available for sale were $254,000 in 1995. Gross losses recognized on investments available for sale in 1995 were $244,000. Proceeds from sale of investments held to maturity in 1995 were $0.

     The following table summarizes investment income for the years ended December 31.

(000's)                                              1997      1996      1995
                                                     ----      ----      ----
U. S. Treasury Available for sale ..............   $ 7,965   $ 7,715   $ 7,222
U. S. Treasury Held to Maturity ................         0        17        49
U. S. Government Agencies and Corporations .....     1,204       981     1,133
States and Political Subdivisions ..............     1,371     2,294     2,667
Federal Reserve stock and other ................       181       290       317
                                                   -------   -------   -------
   Total .......................................   $10,721   $11,297   $11,388
                                                   =======   =======   =======

     Securities with a carrying value of $114,423,000 at December 31, 1997, and $109,031,000 at December 31, 1996, were pledged to secure deposits and repurchase agreements.

6.    LOANS
     Loans as of December 31, by various categories are as follows:

(000's)                                                     1997         1996
                                                            ----         ----
Loans secured by real estate:
   Construction and land development ...................  $ 20,157     $15,179
   Secured by farmland .................................     6,908      10,217
   Secured by residential properties ...................   246,781     242,900
   Secured by nonresidential properties ................    65,454      50,063
Loans to finance agricultural production ...............    20,058      19,712
Commercial and industrial loans ........................   107,679      98,695
Loans to individuals for household, family and other ...    89,644      97,401
Tax exempt obligations .................................     3,139       5,355
Other loans ............................................     1,943         898
Lease financing ........................................       242         348
                                                          --------    --------
TOTAL LOANS ............................................  $562,005    $540,768
                                                          ========    ========

     Nonperforming loans totaled $4,954,000 and $6,124,000 at December 31, 1997 and 1996, respectively. Nonaccrual loans included in these amounts totaled $3,417,000 and $4,123,000 at December 31, 1997 and 1996, respectively. Interest income not recorded on these loans was $300,000 in 1997 and $436,000 in 1996.

     The following table presents the aggregate amount of loans outstanding to directors and executive officers (including their related interests) as of December 31, 1997 and December 31, 1996, and an analysis of activity in such loans during 1997. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. These loans do not involve more than normal risk of collectibility or any other unfavorable features.

(000's)
Balance, December 31, 1996.....................       $ 6,009
   New Loans...................................        12,302
   Repayments..................................        12,359
Balance, December 31, 1997.....................       $ 5,952

7.    ALLOWANCE FOR LOAN LOSSES
     A summary of the activity in the allowance for loan losses is shown in the following table.

(000's)                                    1997      1996     1995
                                           ----      ----     ----
Balance - beginning of year ..........   $ 6,827   $ 5,336  $ 5,101
Acquired allowance ...................         0     1,285        0
    Charge-offs ......................    (2,188)   (1,963)  (1,077)
    Recoveries .......................       315       294      362
                                         -------   -------  -------
Net charge-offs ......................    (1,873)   (1,669)    (715)
Provision for loan losses ............      1300     1,875      950
                                         -------   -------  -------
Balance-end of year ..................   $ 6,254   $ 6,827  $ 5,336
                                         =======   =======  =======

8.    PREMISES AND EQUIPMENT
     Premises and Equipment as of December 31, are summarized in the following table.

(000's)                                                    1997       1996
                                                           ----       ----
Land ..................................................  $ 1,508    $ 1,534
Buildings .............................................   10,048      9,652
Equipment .............................................    8,838      7,948
                                                         -------    -------
Total premises and equipment ..........................   20,394     19,134
Less:  Accumulated depreciation and amortization ......   11,736     10,703
                                                         -------    -------
Net premises and equipment ............................  $ 8,658    $ 8,431
                                                         =======    =======

9.    FEDERAL FUNDS PURCHASED AND SECURITIES
      SOLD UNDER AGREEMENT TO REPURCHASE
     The following table is a summary of short-term borrowings at December 31:

(000's)                                                1997     1996
                                                       ----     ----
Federal funds purchased ..........................   $     0   $12,974
Securities sold under agreement to repurchase ....    29,296    29,575
Demand note due U. S. Treasury ...................     1,450     1,208
                                                     -------   -------
   Total .........................................   $30,476   $43,757
                                                     =======   =======

     The following table is a summary of securities pledged against the securities sold under agreement to repurchase contracts as of December 31:

(000's)                                 1997               1996
                                        ----               ----
                                   Book     Market     Book    Market
                                   ----     ------     ----    ------
U. S. Government Securities ...  $37,018   $37,069   $46,657   $46,592

10.    ADVANCES FROM FHLB
     The Company had advances from the Federal Home Loan Bank ("FHLB") of $10,000,000 due in 1998 at variable interest rates on December 31, 1997. The Company also had advances from the FHLB on December 31, 1997 of $6,333,000 due on various dates through 2008, at adjustable and fixed rates ranging from 5.60% to 7.40%.
     Real estate loans collateralize the FHLB advances.

11.    COMMITMENTS AND CONTINGENT LIABILITIES
     Security Banc Corporation has various commitments and contingent liabilities outstanding, such as letters of credit and loan commitments, that are not reflected in the consolidated financial statements. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Loan commitments are made to accommodate the financial needs of Security Banc Corporation's customers. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to Security Banc Corporation's normal credit policies. Collateral is obtained based on Management's credit assessment of the customer.
     Unfunded loan commitments and unused lines of credit as of December 31, 1997 were $124,498,000. The aggregate amount of outstanding letters of credit was $2,072,000 at December 31, 1997. No significant losses are anticipated as a result of these commitments.

12.    INCOME TAX
     The components of income tax expense are:

(000s)                                        1997      1996      1995
                                              ----      ----      ----
Federal income taxes currently payable ...   $6,727    $5,297    $5,330
   Deferred tax provision ................     (265)     (107)     (153)
                                             ------    ------    ------
Total income tax expense .................   $6,462    $5,190    $5,177

   A reconciliation of income tax expense at the statutory rate to income tax expense at the company's effective rate is as follows:

(000s)                                     1997      1996      1995
                                           ----      ----      ----
Computed tax at the statutory rate ...    $7,332    $6,316    $6,236
Tax effect of tax free income and
   non-deducible interest expense ....      (711)     (921)   (1,018)
Other ................................      (159)     (205)      (41)
                                          ------    ------    ------
Income Tax Expense ...................    $6,462    $5,190    $5,177

     Income taxes paid were $6,987,000, $5,285,000 and $4,778,000 in 1997, 1996, and 1995, respectively. Income tax expense associated with security gains were $74,000 in 1997, $123,000 in 1996, and $3,500 in 1995.

     Significant components of the Corporation's deferred tax assets and liabilities at December 1997 and 1996 are as follows:

                                        1997           1996
                                        ----           ----
Deferred Assets
   Allowance for loan losses .......   $2,078         $1,472
   Mark to Market adjustment .......      133              0
   Other ...........................      282            435
                                       ------         ------
   Total deferred assets ...........   $2,493         $1,907
Deferred Liabilities
   Employee benefits ...............      160            154
   Depreciation ....................      303            240
   Mark to Market adjustment .......      127             52
   Other ...........................      455            201
                                       ------         ------
   Total deferred liabilities ......    1,045            647
                                       ------         ------
Net deferred assets ................   $1,448         $1,260
                                       ======         ======


13.    STOCK OPTIONS
     Security sponsors non-qualified and incentive stock option plans covering key employees. Approximately 240,000 shares have been authorized under the plans, 4,020 shares of which were available at December 31, 1997 for future grants. All options granted have a maximum term of 10 years. Options granted vest ratably over five years.

     Security has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Security employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Security stock option activity and related information for the periods ended December 31, 1997, 1996, and 1995 is summarized below:

                                        1997                  1996                 1995
                                        ----                  ----                 ----

                                           Weighted-             Weighted-            Weighted-
                                           Average               Average              Average
                                           Exercise              Exercise             Exercise
                                 Options    Price     Options     Price     Options    Price
                                 -------    -----     -------     -----     -------    -----
Outstanding at beginning
   of period .................    96,956    $24.85     83,766     $12.72     89,116    $12.72
Granted ......................     3,600     42.50     58,000      33.00         --        --
Exercised ....................   (15,576)    13.47    (35,490)     10.52     (5,350)    10.80
Forfeited/Expired ............    (3,500)    33.00     (9,320)     10.16         --        --
                                 -----------------    ------------------     ----------------
Outstanding at end of
   period ....................    81,480     26.45     96,956      24.85     83,766     12.72
                                 -----------------    ------------------     ----------------
Exercisable end of period ....    33,440    $19.03     36,796     $24.85     69,846    $12.72
Weighted average fair
   value of options ..........              $ 6.99                $ 4.28               $ 4.28

      Exercise prices for options outstanding as of December 31, 1997, ranged from $8.12 to $42.50. The weighted average remaining contractual life of these options is seven (7) years.

     The fair value of the options presented above was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996, and 1995, respectively; risk free interest rates of 5.00% in 1997 and 5.25% in 1996 and 1995; dividend yields of 1.98% in 1997 and 2.67% in 1996 and 1995; volatility factors of the expected market price of Security common stock of .059 in 1997 and .037 in 1996 and 1995 and a weighted average expected option life of seven (7) years. Because the effect of applying Statement 123's fair value method to stock options results in net income and earnings per share that are not materially different from amounts reported in the consolidated statements of income, pro forma information has not been provided.

14.    RETIREMENT PLANS
     Security Banc Corporation has a non-contributory defined benefit pension plan that covers all employees who have reached the age of twenty-one (21) and have one thousand (1,000) hours of service during their anniversary year. The amount of the benefit is determined pursuant to a formula contained in the retirement plan which, among other things, takes into account the employee's average earnings in the highest sixty (60) consecutive calendar months. Accrued benefits are fully vested after five (5) years of service. Security Banc Corporation's funding policy is to make annual contributions to the plan which at least equals the minimum required contributions.

Disclosure of the net periodic Pension cost for 1997, 1996, and 1995 is as follows:

 (000's)
                                                        1997    1996    1995
                                                        ----    ----    ----

Service cost-benefit earned during the period .......  $ 511   $ 277   $   275
Interest cost on the projected benefit obligation ...    527     479       467
Actual (return) on plan assets ......................   (969)   (940)   (1,263)
Net amortization and deferral .......................    300     359       795
                                                       -----   -----   -------
   Net pension expense ..............................  $ 369   $ 175   $   274
                                                       =====   =====   =======

     The following table sets forth the plan's funded status and amount recognized in Security Banc Corporation's consolidated statement of condition as of December 31, 1997 and 1996.

(000's)
                                                               1997       1996
                                                               ----       ----
Reconciliation of funded status:
Projected benefit obligation ..............................  $(7,176)   $(6,632)
Plan assets at fair value .................................    8,412      7,322
                                                             -------    -------
   Plan assets in excess of projected benefit obligation ..    1,236        690
Unrecognized prior service cost ...........................      (16)       (17)
Unrecognized net (gain) loss due to experience
   different from assumptions made ........................     (590)       (43)
Initial transition asset being recognized over 15 years ...     (171)      (214)
                                                             -------    -------
   Prepaid pension costs included in other assets .........  $   459    $   416
                                                             =======    =======

(The accumulated Benefit Obligation including the vested benefit obligation is $5,091,862.)

     Assumptions used in accounting for the Plan were:

(000's)
                                        1997    1996    1995
                                        ----    ----    ----

Settlement rate ...................     7.5%    7.5%    7.5%
Return on assets ..................     8.0%    8.0%    8.0%
Salary growth .....................     4.5%    4.5%    4.5%

Plan assets consist of U.S. Treasury notes and bonds and common stock equities.

15.    PROFIT SHARING PLAN
     All employees of Security Banc Corporation and its affiliates become eligible participants in the plan when they have completed one (1) year of eligibility service; have worked at least five hundred (500) hours and are at least age twenty-one (21). Eligible participants may make contributions to the plan by deferring up to fifteen percent (15%) of their annual earnings.
     The Board of Directors of the Corporation annually determines the bank's matching contribution to the plan. For the plan year ended December 31, 1997 and December 31, 1996, the matching contribution was fifty percent (50%) of the employee's contribution up to the first six percent (6%) of annual earnings contributed by the participant.
     Employee contributions are one hundred percent (100%) vested immediately. The bank's matching contributions are vested at twenty percent (20%) for each year of eligibility service, based on five (5) year vesting schedule.
     The contribution by the Corporation for 1997, 1996, and 1995 was $190,000, $208,000, and $209,000, respectively.

16.    SECURITY BANC CORPORATION (PARENT ONLY)
         AND REGULATORY RESTRICTIONS
     Dividends paid by the Company's subsidiaries are subject to various legal and regulatory restrictions. In 1997, the subsidiaries paid $37 million in dividends to the parent company.
     The subsidiaries can initiate dividend payments in 1998 equal to their net profits, as defined by statute, up to the date of any such dividend declared.

SECURITY BANC CORPORATION
Statement Of Condition for the Years Ended December 31

(000's)                                           1997       1996
                                                  ----       ----
Assets
   Cash ......................................  $    110   $      0
   Investments in Subsidiaries ...............   108,521    100,542
   Other Assets ..............................       215        252
                                                --------   --------
Total Assets .................................  $108,846   $100,794
                                                ========   ========

   Liabilities ...............................       110          0
                                                --------   --------
Total Liabilities ............................       110          0
                                                ========   ========

Stockholders' equity
   Common Stock ..............................    19,707     19,658
   Surplus ...................................    21,831     21,670
   Retained Earnings .........................    70,149     62,557
   Unrealized gains and (losses) .............       242        102
   Less:  Treasury Stock .....................    (3,193)    (3,193)
                                                --------   --------
Total Shareholders' Equity ...................   108,736    100,794
                                                --------   --------
Total Liabilities And Shareholders' Equity ...  $108,846   $100,794
                                                ========   ========

SECURITY BANC CORPORATION
Statement Of Income for the Years Ended December 31
(000's)                                                    1997          1996          1995
                                                           ----          ----          ----
Income from subsidiaries ...........................     $ 37,022      $ 27,121      $ 4,859
Other Income .......................................            0           180          197
                                                         --------      --------      -------
Total Income .......................................       37,022        27,301        5,056
                                                         ========      ========      =======

   Operating Expenses ..............................          163           179           81
                                                         --------      --------      -------

Total Expenses .....................................          163           179           81
                                                         ========      ========      =======

   Income before taxes and undistributed income.....       36,859        27,122        4,975
   Income taxes ....................................            0            31           30
   Equity in undistributed income ..................      (22,371)      (13,704)       7,762
                                                         --------      --------      -------
Net Income .........................................     $ 14,488      $ 13,387      $12,707
                                                         ========      ========      =======


SECURITY BANC CORPORATION
Statement Of Cash Flows for the Years Ended December 31

(000's)                                                     1997          1996          1995
                                                            ----          ----          ----
Cash flows from operating activities
   Net Income .......................................     $ 14,488      $ 13,387      $12,707
   Adjustment to reconcile net income to net cash
     (Gain) or loss on sales of assets...............            0            (5)           0
     Equity in undistributed (earnings) losses ......       22,371        13,704       (7,762)
     Net change in liabilities ......................          110            (9)           9
     Net change in other assets .....................           37          (224)           2
     Other, net .....................................            0            (7)           0
                                                          --------      --------      -------
     Total adjustments ..............................       22,518        13,459       (7,751)
                                                          --------      --------      -------
   Net cash provided by operating activities ........     $ 37,006      $ 26,846      $ 4,956
Cash flows from investing activities
     Purchase of securities .........................            0             0         (349)
     Sales and maturities of securities .............            0         2,791            0
     Payments for investments in and advances
       to subsidiaries ..............................      (30,210)         (475)         (58)
     Other, net .....................................            0           581          (35)
                                                          --------      --------      -------
   Net cash provided (used) by investing
       activities ...................................      (30,210)        2,897         (442)

Cash flows from financing activities
     Proceeds from issuance of common stock .........          210           475          244
     Payment to repurchase common stock .............            0           (18)        (280)
     Dividends paid .................................       (5,394)       (4,545)      (3,741)
     Other, net .....................................       (1,502)      (27,227)           0
                                                          --------      --------      -------
   Net cash (used) by financing
       Activities ...................................     $ (6,686)     $(31,315)     $(3,777)

Cash and cash equivalents
   Net increase (decrease) in cash and cash
     equivalents ....................................          110        (1,572)         737
   Cash and cash equivalents at beginning of year ...            0         1,572          835
                                                          --------      --------      -------
   Cash and cash equivalents at end of year .........     $    110      $      0      $ 1,572
                                                          ========      ========      =======

17.    CAPITAL RATIOS
     The following table reflects various measures of capital at December 31, 1997 and December 31, 1996.

                                           1997                   1996
                                           ----                   ----
(000's)                              Amount     Ratio       Amount     Ratio
Total equity (1) ................   $108,736    20.04%     $100,794    19.74%
Tier 1 capital (2) ..............     94,508    17.42%       88,470    17.33%
Total risk-based capital (3) ....    100,762    18.57%       94,858    18.58%
Leverage (4) ....................     94,508    11.55%       88,470    10.83%

(1) Computed in accordance with generally accepted accounting principles, including unrealized market value adjustment of securities available-for-sale.

(2) Stockholders' equity less certain intangibles and the unrealized market value adjustment of securities available-for-sale; computed as a ratio to risk-adjusted assets as defined.

(3) Tier 1 capital plus qualifying loan loss allowance, computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.


     The Corporation's Tier 1, total risk-based capital and leverage ratios are well above both the required minimum levels of 4.00%, 8.00%, and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00%, and 5.00%, respectively.

     At December 31, 1997, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991.

18.    FAIR VALUES OF FINANCIAL INSTRUMENTS
     FASB Statement No. 107, "Disclosures about Fair Value of Financial instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the bank.

     The estimated fair values of the bank's financial instruments not disclosed elsewhere are as follows:

(000s)                                      1997                  1996
                                            ----                  ----
                                     Carrying    Fair      Carrying    Fair
                                       Value     Value       Value     Value

LOANS
Commercial and Agriculture ........  $252,053  $250,768    $212,046  $210,456
Real Estate .......................   225,791   224,956     234,935   233,831
Consumer ..........................    84,161    85,474      93,787    94,622

DEPOSITS
Non-Interest-Bearing Deposits......  $119,373  $119,373    $107,913  $107,913
Interest-Bearing Demand Deposits ..   129,351   129,351     122,996   122,996
Savings Deposits ..................   151,119   151,119     154,153   154,153
Time Deposits .....................   277,548   278,269     281,973   284,398