Form 10-K405, Exhibit 13
period 1998-12-31
SECURITY BANC CORP
filed 1999-03-25
CIK 763956

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

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

     In the following pages, the analysis of the financial condition and results of operations in 1998 compared to prior years is discussed by Management. The data presented in this discussion should be read in conjunction with the 1998 audited financial statements of the report. Management is committed to the improvement of return on average assets, return on average equity and the efficiency ratio. 1998 brought about many changes which will allow management to continue to achieve above average ratios for the industry.

     The Corporation continues to develop the acquired software for Product Profitability which in the near future will assist us in the types of products and the cost of those products that are provided to our customers. It is the intention of the Corporation to provide these costs obtained from the Product Profitability Software with the marketing Central Information System which was acquired in 1996. These two systems will provide better product offerings to our customers and in turn allow the Corporation to have a full understanding of the actual cost to offer and service a product.

     Security Banc Corporation continues to perform very well when compared to our banking peers.

RESULTS OF OPERATIONS SUMMARY

     Net income advanced in 1998 to $15,620,000. Net income has steadily increased in each of the previous five (5) years. Net income in 1998 was $15,620,000 compared to net income in 1997 of $14,488,000 and in 1996 of $13,387,000. Net income for 1998 increased $1,132,000 or eight percent (8%) over 1997. Basic Earnings per share was $1.29 in 1998, $1.20 in 1997, and $1.11 in 1996, whereas Diluted Earnings per share was $1.28, $1.19, and $1.10, respectively.

     Total assets grew five percent (5%) in 1998 to $883,500,000. Security Banc Corporation continued its record performance with a 1998 return on average assets of one point eighty-five percent (1.85%) and a return on average shareholder equity of thirteen point sixty-nine percent (13.69%). The Corporation has continued to increase cash dividends paid to our shareholders. Cash dividends paid in 1998 were $.495 per share, compared to $.445 per share in 1997. Market price per share at December 31, 1998 was $46.00 compared to $27.25 at December 31, 1997. Financial summary (Table 1) recaps these measures.

Table  1:  Financial Summary
Five Years Ended December 31
(000's, except per share and ratio data)
                                                         1998        1997        1996        1995        1994
                                                         ----        ----        ----        ----        ----
     Interest and Fee Income .....................   $ 64,034    $ 62,778    $ 51,891    $ 49,706    $ 44,288
     Interest Expense ............................     24,195      24,903      19,311      18,003      14,540
                                                     --------    --------    --------    --------    --------

     Net Interest Income .........................     39,839      37,875      32,580      31,703      29,748
     Provision for Loan Losses ...................      1,540       1,300       1,875         950         844
     Investment Securities Gains .................        430         217         362          10         316
     All Other Operating Income ..................      8,059       6,887       5,531       5,200       5,039
     Operating Expense ...........................     22,974      22,729      18,021      18,079      17,880
                                                     --------    --------    --------    --------    --------

     Income Before Income Taxes ..................     23,814      20,950      18,577      17,884      16,379
     Provision for Income Tax ....................      8,194       6,462       5,190       5,177       4,603
                                                     --------    --------    --------    --------    --------

     Net Income ..................................   $ 15,620    $ 14,488    $ 13,387    $ 12,707    $ 11,776

Per Share
     Basic Earnings ..............................   $   1.29    $   1.20    $   1.11    $   1.06    $   0.98
     Diluted Earnings ............................   $   1.28    $   1.19    $   1.10    $   1.05    $   0.98
     Cash Dividends Declared and Paid ............   $  0.495    $  0.445    $  0.405    $  0.365    $   0.33
     Year-end Book Value .........................   $   9.71    $   8.96    $   8.33    $   7.50    $   6.62
     Year-end Market Price .......................   $  46.00    $  27.25    $  19.00    $  14.25    $  12.00

Selected Year-ended Information
     Total Assets ................................   $883,500    $839,605    $816,334    $676,106    $647,712
     Investment Securities .......................    167,324     149,179     190,983     183,861     198,037
     Loans, Net ..................................    610,059     555,751     533,941     391,234     389,897
     Deposits ....................................    708,853     677,391     667,035     555,844     535,898
     Non-interest-bearing Demand Deposits ........    131,285     119,373     107,913     112,002     101,959
     Interest-bearing Demand Deposits ............    148,462     129,351     122,996      97,422     102,171
     Time Deposits ...............................    274,230     277,548     281,973     219,057     191,164
     Savings .....................................    154,876     151,119     154,153     127,363     140,604
     Shareholders' Equity ........................    118,129     108,736     100,794      90,237      79,502
     Cash Dividends Paid .........................      6,013       5,394       4,545       3,740       3,376
     Net Income ..................................   $ 15,620    $ 14,488    $ 13,387    $ 12,707    $ 11,776

     Weighted Average Common Shares
     Outstanding .................................     12,144      12,118      12,058      12,026      11,994
Ratios
     Return on Average Assets ....................       1.85%       1.75%       1.92%       1.95%       1.85%
     Return on Average Equity ....................      13.69%      13.92%      14.18%      14.91%      15.30%
     Total Capital to Total Risk Based Assets ....      19.63%      20.04%      19.74%      20.98%      20.91%

     Net Interest Margin (Tax Equivalent Basis) ..       5.18%       5.07%       5.21%       5.46%       5.29%

NET INTEREST INCOME

     A major share of the Corporation's income results from the spread between income on interest earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets. The difference between interest earned and interest expensed is referred to as net interest income in the Consolidated Statement of Income. Net interest income is affected by changes in both interest rates and the amount of interest earning assets and interest-bearing liabilities outstanding. Net interest margin on interest earning assets is the amount earned on assets, on a taxable equivalent basis, divided by the average earning assets outstanding.

     Table II, entitled Average Balance Sheets and Analysis of Net Interest Income, compares the changes in revenue and interest earning assets outstanding, and interest cost and liabilities outstanding for the years ended December 31, 1998, 1997, and 1996.

     The Corporation's net interest income on a taxable equivalent basis was $40,241,000, $38,730,000 and $33,920,000 in 1998, 1997, and 1996, respectively.
Total average earning assets increased to $777,336,000 in 1998, compared to $763,438,000 in 1997, and $650,922,000 in 1996. Earning assets are total loans, total securities, interest-bearing deposits with other banks and federal funds sold. Average total loans increased to $586,524,000. Average securities, interest-bearing deposits with other banks, and federal funds sold decreased a combined total of $22,694,000.

     Total average interest-bearing liabilities were $604,858,000 in 1998. Average time deposits decreased $1,109,000. Average purchased funds decreased $2,252,000. Average combined NOW, Money Fund and savings increased $1,887,000.

     Average earning assets of $777,336,000 in 1998 contributed a tax equivalent interest income of $64,436,000 with a yield of eight point twenty-nine percent (8.29%). Average earning assets for 1997 contributed a tax equivalent interest yield of eight point thirty-four percent (8.34%). Principally the decreased yield on average earning assets was attributed to decreased rates in the commercial portfolio, as well as decreasing yields in the investment portfolio.

     Average interest-bearing liabilities of $604,858,000 in 1998 contributed interest expense of $24,195,000 with an average rate of 4.00% compared to the prior year of 4.11%. Generally deposit rates declined in all deposit products.

     Table III, entitled Analysis of Net Interest Income Changes, translates the dollar changes in taxable equivalent net interest margin into (1) changes due to volume or (2) changes due to average yields on interest earning assets and average rates for sources of funds on which interest expense is incurred. Net interest income increased on a tax equivalent basis from $38,730,000 to $40,241,000 or an increase of $1,511,000. The majority of this increase was largely due to an increase in volume when compared to 1997. The increase in volume of average earning assets from $763,438,000 to $777,336,000 when coupled with the general interest rates from 8.34% to 8.29% increased total interest income to $64,436,000. Additional volume was required with declining rates to achieve the increase in interest income.

     Rates for interest expense decreased from 4.11% to 4.00% and when coupled with the decreased volume of interest-bearing liabilities from $606,632,000 to $604,858,000, this decreased total interest expense for the Corporation to $24,195,000. Comparing current year volumes and rates with previous year volume and rates, the Corporation experienced an increase in net interest income of $1,511,000.

OTHER OPERATING INCOME

     Other operating income is comprised of trust income, service charges on deposit accounts, security gains, and other items of income not directly resulting from interest earning assets. These items comprise safe deposit box fees, exchange and collection fees, investor service fees, gain (loss) on the sale of loans and miscellaneous other income.

     Total other operating income for the Corporation is $8,489,000 for 1998 compared to $7,104,000 for 1997.

     Trust income increased $220,000 to $1,836,000. Services charges on deposit accounts increased to $3,149,000 from $2,958,000 while other income increased to $3,074,000 from $2,313,000.

     The Corporation realizes the importance of increasing other operating income which will compliment the improvement of the overall efficiency ratio.

     As discussed earlier, it's important for the Corporation to continue to work on improving its efficiency ratio which will lead to the improved ratio for return on average assets and return on average equity.

NET INCOME
(Thousands)
   1998       1997      1996     1995       1994
   ----       ----      ----     ----       ----
$15,620    $14,488   $13,387  $12,707    $11,776

RETURN ON AVERAGE ASSETS
 1998       1997      1996     1995       1994
 ----       ----      ----     ----       ----
1.85%      1.75%     1.92%    1.95%      1.85%

TOTAL CAPITAL
(Thousands)

    1998        1997        1996        1995      1994
    ----        ----        ----        ----      ----
$118,129    $108,736    $100,794     $90,237   $79,502

MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION
Table II: Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31. (Tax equivalent basis)

                                             1998                              1997                             1996
                                  --------------------------        --------------------------       --------------------------
(000's)                           Balance   Interest   Yield        Balance   Interest   Yield       Balance   Interest   Yield
===============================================================================================================================
ASSETS
  Earning Assets
  Loans (1)
     Commercial 2)..............  $268,687  $24,303     9.05%       $234,195  $21,422     9.15%      $182,300  $16,484     9.04%
     Real Estate 3).............   225,609   19,395     8.60%        214,612   18,329     8.54%       146,063   12,169     8.33%
     Consumer 3)................    92,228    9,474    10.27%        101,125   10,533    10.42%        96,881   10,329    10.66%
                                  --------  -------    -----        --------  -------    -----       --------  -------    -----
     Total Loans................   586,524   53,172     9.07%        549,932   50,284     9.14%       425,244   38,982     9.17%

  Investment Securities
     Taxable....................   133,188    7,739     5.81%        160,144    9,350     5.84%       164,548    9,003     5.47%
     Tax-exempt.................    11,313      923     8.16%         19,056    2,109    11.07%        29,311    3,529    12.04%
                                  --------  -------    -----        --------  -------    -----       --------  -------    -----
     Total securities...........   144,501    8,662     5.99%        179,200   11,459     6.39%       193,859   12,532     6.46%

  Federal funds sold and
     interest-bearing deposits
     with other banks...........    46,311    2,602     5.62%         34,306    1,890     5.51%        31,819    1,717     5.40%
                                  --------  -------    -----        --------  -------    -----       --------  -------    -----

  Total earning assets..........   777,336   64,436     8.29%        763,438   63,633     8.34%       650,922   53,231     8.18%
  Nonearning assets
     Allowance for loan losses..    (6,887)                           (6,712)                          (5,771)
     Cash and due from banks....    30,686                            29,297                           27,223
  Premises, equipment
     and other assets...........    45,337                            43,282                           25,880
                                  --------                          --------                         --------
Total asset.....................  $846,472                          $829,305                         $698,254
                                  ========                          ========                         ========

LIABILITIES
  Interest-bearing liabilities
  Deposits
     NOW........................  $ 81,793  $ 1,479     1.81%       $ 76,854  $ 1,425     1.85%      $  73,911 $ 1,437     1.94%
     Money Fund.................    56,825    2,336     4.11%         59,874    2,545     4.25%         26,244     748     2.85%
     Savings....................   153,541    3,897     2.54%        153,544    3,956     2.58%        132,769   3,322     2.50%
  Time Deposits
     CD's more than 100,000.....    44,146    2,362     5.35%         40,772    2,214     5.43%         42,953   2,187     5.09%
     CD's less than 100,000.....   230,815   12,394     5.37%        235,298   12,763     5.42%        186,016  10,206     5.49%
                                  --------  -------    -----        --------  -------    -----        -------- -------    -----
     Total interest-bearing
        deposits................   567,120   22,468     3.96%        566,342   22,903     4.04%        461,893  17,900     3.88%
  Purchased funds
     Federal funds purchased and
        securities sold under
        agreements to
        repurchase..............    37,738    1,727     4.58%         40,290    2,000     4.96%         33,187   1,411     4.25%
                                  --------  -------    -----        --------  -------    -----        -------- -------    -----
  Total interest-bearing
     liabilities................   604,858   24,195     4.00%        606,632   24,903     4.11%        495,080  19,311     3.90%
  Non-interest-bearing
     demand deposits............   121,441                           111,391                           103,989
  Other liabilities.............     6,085                             7,222                             4,807
  Shareholders' equity..........   114,088                           104,060                            94,378
                                  --------                          --------                          --------
Total liabilities and
  Shareholders' equity..........  $846,472                          $829,305                          $698,254
                                  ========                          ========                          ========

  Net interest income and.......             40,241                            38,730                           33,920
     Interest rate spread.......                        4.29%                             4.23%                            4.28%
                                                       -----                             -----                            -----
  Net interest margin
     (tax equivalent basis).....                        5.18%                             5.07%                            5.21%
                                                       -----                             -----                            -----

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

MANAGEMENT'S DISCUSSION AND ANALYSIS STATISTICAL INFORMATION
Table III:  Analysis of Net Interest Income Changes
(Tax equivalent basis)

                                                        1998 Compared to 1997                  1997 Compared to 1996
                                                -----------------------------------    ------------------------------------
                                                           Yield/                                 Yield/
(000's)                                          Volume     Rate     Mix     Total      Volume     Rate     Mix      Total
===========================================================================================================================
Increase(Decrease) in Interest Income
    Loans
      Commercial ............................   $ 3,155    $(239)   $(35)   $ 2,881    $ 4,693    $ 191    $  54    $ 4,938
      Real Estate ...........................       939      121       6      1,066      5,711      306      143      6,160
      Consumer ..............................      (927)    (145)     13     (1,059)       452     (238)     (10)       204
                                                -------    -----    ----    -------    -------    -----    -----    -------
    Total loans .............................     3,167     (263)    (16)     2,888     10,856      259      187     11,302
    Investment Securities
      Taxable................................    (1,574)     (45)      8     (1,611)      (241)     604      (16)       347
      Tax-exempt ............................      (857)    (554)    225     (1,186)    (1,235)    (285)     100     (1,420)
                                                -------    -----    ----    -------    -------    -----    -----    -------
    Total securities.........................    (2,431)    (599)    233     (2,797)    (1,476)     319       84     (1,073)
    Federal funds sold and interest-bearing..
        deposits with other banks ...........       661       37      13        711        134       36        3        173
                                                -------    -----    ----    -------    -------    -----    -----    -------
Total Interest Income Change ................     1,397     (825)    230        802      9,514      614      274     10,402

Increase (Decrease) In Interest Expense
    Interest-bearing liabilities
      NOW ...................................        92      (35)     (2)        55         58      (67)      (3)       (12)
      Money Fund ............................      (130)     (84)      4       (210)       958      368      471      1,797
      Savings ...............................         0      (59)      0        (59)       520       99       15        634
      Time Deposits
        CD's more than 100,000 ..............       183      (33)     (3)       147       (111)     145       (7)        27
        CD's less than 100,000 ..............      (243)    (128)      2       (369)     2,704     (116)     (31)     2,557
                                                -------    -----    ----    -------    -------    -----    -----    -------
    Total interest-bearing deposits .........       (98)    (339)      1       (436)     4,129      429      445      5,003
    Federal Funds purchased and
      securities sold under agreements
      to repurchase .........................      (127)    (156)     10       (273)       302      236       51        589
                                                -------    -----    ----    -------    -------    -----    -----    -------
Total Interest Expense Change ...............      (225)    (495)     11       (709)     4,431      665      496      5,592

Increase(decrease) in net interest
    Income on a Taxable Equivalent Basis ....   $ 1,622    $(330)   $219    $ 1,511    $ 5,083    $ (51)   $(222)   $ 4,810
    Decrease in Taxable Equivalent Basis ....                                   453                                     485
                                                                            -------                                 -------
      Net Interest Income Change.............                               $ 1,964                                 $ 5,295

OPERATING EXPENSES

     The Corporation recognizes the importance of a low efficiency ratio. Low efficiency ratios indicate the success of the Corporation in controlling operating expenses; such as salaries, equipment expenses, and other operating expenses. These expenses are generally measured using the term "Efficiency Ratio" which is operating expenses divided by the sum of net interest income plus other operating income. The Corporation's efficiency ratio as of December 31, 1998 was 47% as compared to December 31, 1997 of 49%. This indicates that it costs the Corporation 47 cents for each dollar of revenue earned before taxes. The Corporation continues to implement cost saving procedures such as centralized purchasing by each affiliate, expanding the use of technology such as networking and on-line teller systems. The Corporation is currently reviewing methods to consolidate the proof and transit function to one location. Efficiency ratios for peer Banks with asset size distribution from $100 million to $1 billion had an efficiency ratio of 60.5%, whereas, the efficiency ratio for all banks located in the Central Region had an efficiency ratio 57.7%. The Central Region is defined as Wisconsin, Michigan, Illinois, Indiana, Ohio, and Kentucky. The average efficiency ratio for all banks within the state of Ohio was 58%. As the Corporation continues to improve its measure of cost control, this ratio will continue to decrease. The efficiency ratios for Security National, Citizens National, and Third Savings and Loan were 45%, 58% and 50%, respectively. Overall employment was 327 employees with total salary and benefits of $11,224,000. Amortization of intangibles was $673,000 as a result of the Corporation's previous acquisitions. Equipment and occupancy for 24 banking offices totaled $2,656,000 while other operating expenses were $8,421,000. Other operating expenses are detailed in the following table:

OTHER OPERATING EXPENSES

000's
------------------------------------------------------
                                      Percent of Total
                                      ----------------
Marketing                     $  479        5.7%
Community Donations              148        1.8%
FDIC Insurance                   185        2.2%
Appraisals                       284        3.4%
Loan and Credit Information      358        4.3%
Exam Fees                        314        3.7%
Insurance Premiums               190        2.3%
Legal Fees                       231        2.7%
State of Ohio Franchise Tax    1,163       13.8%
Computer Services              1,325       15.7%
Forms and Supplies               605        7.2%
Postage and Delivery             563        6.7%
Telephone                        322        3.8%
Aggregate Other Expense        2,254       26.7%
                              ------      -----
                              $8,421      100.0%

LOANS

     Total average commercial loans increased fourteen point seven percent (14.7%) to $268,687,000 in 1998 yielding an average rate of nine point zero five percent (9.05%). Average real estate loans increased five point one percent (5.1%) to $225,609,000, yielding an average rate of eight point six zero percent (8.60%). Average consumer loans decreased eight point eight percent (8.8%) to $92,228,000, yielding an average rate of ten point twenty-seven percent (10.27%).

     Total average loans increased to $586,524,000 from $549,992,000 or 6.7%. This increase reflected loan growth primarily in commercial loans and real estate loans partially offset by the decrease in the consumer portfolio. Loans secured by real estate represented 41% or $252,609,000 of total loans outstanding, whereas, commercial loans represented 46% or $285,958,000 as of December 31, 1998.

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

     Net charge-offs in 1998 decreased to $911,000 from $1,873,000 in 1997. The provision for loan losses was $1,540,000 in 1998 and $1,300,000 in 1997. The allowance for loan losses at December 31, 1998 was equivalent to one point eleven percent (1.11%) of loans outstanding.

     The following table presents loan loss data for the most recent five (5) year period.

RESERVE FOR LOAN LOSSES FIVE YEAR HISTORY
(000's)                             1998       1997       1996       1995       1994
======================================================================================
Balance at Jan. 1 .............   $  6,254   $  6,827   $  5,336   $  5,101   $  4,364
Acquired allowance ............          0          0      1,285          0          0
Provision for loan losses .....      1,540      1,300      1,875        950        844
Loans charged off .............     (2,106)    (2,188)    (1,963)    (1,077)      (732)
Recoveries of loans
  previously charged off ......      1,195        315        294        362        625
                                  --------   --------   --------   --------   --------
Balance at Dec. 31 ............   $  6,883   $  6,254   $  6,827   $  5,336   $  5,101
Loans outstanding
  at Dec. 31 ..................   $616,942   $562,005   $540,768   $396,570   $394,998
Reserve as a
  percent of loans ............       1.11%      1.11%      1.26%      1.35%      1.29%
Net loan losses to
  average loans ...............       0.16%      0.34%      0.39%      0.18%      0.03%

INTEREST RATE RISK AND LIQUIDITY MANAGEMENT

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

     Measurement and monitoring of interest rate risk is an ongoing process. A key element in this process is the Company's estimation of the amount that net interest income will change over a twelve to twenty-four month period given a directional shift in interest rates. The income simulation model used by the Company captures all assets and liabilities, accounting for significant variables which are believed to be affected by interest rates. These include prepayment speeds on real estate mortgages and consumer installment loans, principal amortization and maturities on other financial instruments. The model captures embedded options, e.g. interest rate caps/floors or call options, and accounts for changes in rate relationships, as various rate indices lead or lag changes in market rates. While these assumptions are inherently uncertain, management utilizes probabilities and, therefore, believes that the model provides an accurate estimate of the interest rate risk exposure. Management reporting of this information is shared with the Board of Directors.

     At December 31, 1998, the results of the Company's interest sensitivity analysis indicated that net interest income would be relatively unchanged by a 100 basis points increase or decrease in rate (assuming the change occurs evenly over the next year and that corresponding changes in other market rates occur as forecasted). Net interest income would be expected to decrease 4.3% if rates were to fall 200 basis.

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

     A chief source of liquidity is derived from the retail deposit base accessible by its network of branches. Currently each affiliate is a member of the Federal Home Loan Bank, thereby creating a source of funds for liquidity purposes.

     While liability sources are many, significant liquidity is available from the Company's investment and loan portfolios. ALCO regularly monitors the overall liquidity position of the business and ensures that various alternative strategies exist to cover unanticipated events. At December 31, 1998, sufficient liquidity was available to meet estimated short-term and long term funding needs.

MARKET INFORMATION

     Security Banc Corporation stock (symbol STYB) is traded in the over-the-counter market. The following table sets forth the sales prices for the common stock during the periods indicated.

                          1998                  1997
                          ----                  ----

  Quarter Ended   High Bid   Low Bid    High Bid   Low Bid
==========================================================
March 31........   $28.63    $27.25      $21.75    $19.00
June 30.........   $30.50    $28.63      $23.00    $21.75
September 30....   $38.50    $30.50      $25.25    $23.00
December 31.....   $46.00    $38.50      $27.25    $25.25

As of December 31, 1998, the Corporation had 1,879 shareholder accounts of record. Cash dividends paid per share were $0.495.

QUARTERLY INFORMATION

                                      First    Second     Third    Fourth
(000's) except per share data        Quarter   Quarter   Quarter   Quarter
==========================================================================
1998
----
    Interest and fee income ......   $15,693   $16,029   $16,172   $16,140
    Interest expense .............     5,982     6,052     6,107     6,054
                                     -------   -------   -------   -------

    Net interest income ..........     9,711     9,977    10,065    10,086
    Provision for loan losses ....       200       200       870       270
    Other operating income
    Investment securities
      gains (losses) .............        44        42       247        97
    All other income .............     1,830     1,990     1,997     2,242
    Operating expense ............     5,744     5,720     5,770     5,740
                                     -------   -------   -------   -------
    Income before income taxes ...     5,641     6,089     5,669     6,415
    Provision for income tax .....     1,924     2,086     1,971     2,213
                                     -------   -------   -------   -------
    Net Income ...................     3,717     4,003     3,698     4,202
Per Share
    Basic Earnings Per Share .....     0.305      0.33      0.30      0.35
    Diluted Earnings Per Share ...     0.305      0.33      0.30      0.34
    Cash Dividends Paid ..........     0.105      0.12      0.12      0.15
    Market Price .................     28.63     30.50     38.50     46.00

1997
----
    Interest and fee income ......   $15,063   $15,927   $15,830   $15,958
    Interest expense .............     6,095     6,398     6,235     6,175
                                     -------   -------   -------   -------

    Net interest income ..........     8,968     9,529     9,595     9,783
    Provision for loan losses ....       200       200       700       200
    Investment securities
      gains (losses) .............        56        50       108         4
    All other income .............     1,583     1,511     1,872     1,921
    Operating expense ............     5,537     5,677     5,827     5,688
                                     -------   -------   -------   -------
    Income before income taxes ...     4,870     5,213     5,048     5,820
    Provision for income tax .....     1,486     1,597     1,554     1,825
                                     -------   -------   -------   -------
    Net income ...................     3,384     3,616     3,494     3,995
Per Share
    Basic Earnings Per Share .....      0.28      0.30      0.29      0.33
    Diluted Earnings Per Share ...      0.28      0.30      0.29      0.33
    Cash Dividends Paid ..........     0.105     0.105     0.105      0.13
    Market Price .................     21.75     23.00     25.25     27.25

YEAR 2000 COMPLIANCE

     Management formed, in July 1997, a "Year 2000 Committee" to initiate the process of preparing its computer systems and applications for the Year 2000. The process involves identifying and remediating data recognition problems in computer systems and software and other operating equipment that could be caused by the date change from December 31, 1999 to January 1, 2000.

     The Corporation depends on various third-party vendors, suppliers, and service providers. The Corporation will be dependent on the continued service by its vendors, suppliers, service providers, and ultimately its customers' continued operations in order to avoid business interruptions. Any interruption in a third party's ability to provide goods and services, such as issues with telecommunication links, power and transportation, could present problems. The Year 2000 Committee has identified material third-party relationships with a focus on those considered "Mission Critical." The Corporation is presently working with each of these parties to test transactions and/or interfaces between its processors, obtain appropriate information from each party, or assess each party's ability to be prepared for the Year 2000.

     The Year 2000 Committee has identified "Mission Critical" components for Information Technology systems, Non-information Technology systems, and business processes. Information Technology includes, for example, systems that service loan and deposit customers. Non-information Technology systems include security systems, elevators, utilities, and voice/data communications. An application, system, or process is Mission Critical if it is vital to the successful continuance of a core business activity.

     The Corporation's progress towards meeting the Plan's goals for both Information Technology systems and Non-information Technology systems, which follows a five phase approach recommended by federal bank regulators, is as follows:

    PHASE             COMPLETE         DATE**
    -----             --------         ----
MISSION CRITICAL
Awareness               100%       October, 1997
Assessment              100%      February, 1998
Renovation              100%      December, 1998
Testing/Validation       90%*     March 31, 1999
Implementation           50%*      June 30, 1999

The definition of each phase is as follows:

     Awareness Phase - Define the Y2K problem and gain executive level support for the resources necessary to perform compliance work. Establish a Y2K program team and develop an overall strategy that encompasses in house systems, service bureaus for systems that are outsourced, vendors, auditors, and suppliers.

     Assessment Phase - Assess the size and complexity of the problem and detail the magnitude of the effort necessary to address the Y2K issues. This phase must identify all hardware, software, networks, automated teller machines, other various processing platforms, and customer and vendor interdependencies affected by the Y2K date change. The assessment must go beyond information systems and include environmental systems that are dependent on embedded microchips, such as security systems, elevators, and vaults.

     Renovation Phase - This phase includes code enhancements, hardware and software upgrades, system replacements, vendor certification, and other associated changes. Work should be prioritized based on information gathered during the assessment phase. For institutions relying on outside servicers or third party software providers, ongoing discussions and monitoring of vendor progress are necessary.

     Validation Phase - Testing is a multifaceted process that is critical to the Y2K project and inherent in each phase of the project management plan. This process includes the testing of incremental changes to hardware and software components. In addition to testing upgraded components, connections with other systems must be verified, and internal and external users should accept all changes.

     Implementation Phase - In this phase, systems should be certified as Y2K compliant and be accepted by the business users. This phase must ensure that any new systems or subsequent changes to verified systems are compliant with Y2K requirements.

The Year 2000 Committee is working with significant customers, vendors, and business counterparties to monitor the progress of their Year 2000 efforts. Management believes it has an effective plan in place to resolve the Year 2000 issue in a timely manner and, thus far, activities have tracked in accordance with the original plan. Management is in the process of modifying its existing business continuity plans and is also developing contingency plans to address potential risks in the event of Year 2000 failures, including non-compliance by third parties.

Management does not expect the Year 2000 compliance expenses to be material to the Company's future earnings. The Company expects its Year 2000 date conversion project to be completed on a timely basis.

** Date completed or estimated date of completion.
*  Status as of March 1, 1999

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Security Banc Corporation


       We have audited the accompanying consolidated statement of condition of Security Banc Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Security Banc Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Banc Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Columbus, Ohio

January 10, 1999

CONSOLIDATED STATEMENT OF CONDITION
As of December 31, 1998 and 1997 (000's)
                                                                   1998        1997
                                                                   ----        ----
ASSETS
   Cash and due from banks ..................................   $ 34,052    $ 33,043
   Federal funds sold .......................................     21,350      52,655
                                                                --------    --------
            Total cash and cash equivalents .................     55,402      85,698

   Interest-bearing deposits with other banks ...............      2,700       2,700
   Investments (Market value $167,365 in 1998) ..............    167,324     149,179
               (Market value $149,531 in 1997)

   LOANS:
      Commercial and agriculture ............................    285,958     252,053
      Real Estate ...........................................    252,609     225,791
      Consumer ..............................................     78,375      84,161
                                                                --------    --------

            Total Loans .....................................    616,942     562,005

            Less allowance for loan losses ..................      6,883       6,254
                                                                --------    --------

               Net Loans ....................................    610,059     555,751

   Premises and equipment ...................................      9,224       8,658
   Other Assets .............................................     38,791      37,619
                                                                --------    --------

   TOTAL ASSETS .............................................   $883,500    $839,605
                                                                ========    ========

LIABILITIES
   Non-interest-bearing deposits ............................   $131,285    $119,373
   Interest-bearing demand deposits .........................    148,462     129,351
   Savings deposits .........................................    154,876     151,119
   Time deposits, $100,000 and over .........................     44,794      41,745
   Other time deposits ......................................    229,436     235,803
                                                                --------    --------

            Total Deposits ..................................    708,853     677,391

   Federal funds purchased and securities
      sold under agreement to repurchase ....................     28,993      30,746
   Federal Home Loan Bank term advances .....................     22,816      16,333
   Other liabilities ........................................      4,709       6,399
                                                                --------    --------

   TOTAL LIABILITIES ........................................    765,371     730,869

SHAREHOLDERS' EQUITY
   Common Stock ($1.5625 Par Value) .........................     19,768      19,707
      authorized 18,000,000 shares
      issued 12,651,812 shares, 1998
      issued 12,612,372 shares, 1997
   Surplus ..................................................     22,084      21,831
   Retained Earnings ........................................     79,756      70,149
   Accumulated Other Comprehensive Income ...................       (121)        242
   Less: Treasury Stock .....................................      3,358       3,193
                                                                --------    --------
         485,387 shares, 1998 and 481,200 shares, 1997
TOTAL SHAREHOLDERS' EQUITY ..................................    118,129     108,736
                                                                --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................   $883,500    $839,605
                                                                ========    ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
                                                                  1998          1997          1996
                                                                  ----          ----          ----
INTEREST AND FEE INCOME
   Loans ..................................................   $    53,093   $    50,168   $    38,877
   Interest-bearing deposits with other banks .............           227           182           110
   Federal funds sold .....................................         2,375         1,707         1,607
Investments-taxable .......................................         7,739         9,350         9,003
   Investments-tax exempt .................................           600         1,371         2,294
                                                              -----------   -----------   -----------
      Total Interest and Fee Income .......................        64,034        62,778        51,891

INTEREST EXPENSE
   Deposits of $100,000 and over ..........................         2,362         2,214         2,187
   Other Deposits .........................................        20,106        20,689        15,713
   Federal funds purchased and securities
      sold under agreement to repurchase ..................         1,151         1,124         1,213
   Federal Home Loan Bank term advances ...................           522           820           143
   Demand notes to U. S. Treasury .........................            54            56            55
                                                              -----------   -----------   -----------

      Total Interest Expense ..............................        24,195        24,903        19,311
                                                              -----------   -----------   -----------

NET INTEREST INCOME .......................................        39,839        37,875        32,580
   Provision for loan losses ..............................         1,540         1,300         1,875
                                                              -----------   -----------   -----------

   Net interest income after provision for loan losses ....        38,299        36,575        30,705

OTHER OPERATING INCOME
   Trust income ...........................................         1,836         1,616         1,516
   Service charges on deposit accounts ....................         3,149         2,958         2,660
   Securities gains .......................................           430           217           362
   Other income ...........................................         3,074         2,313         1,355
                                                              -----------   -----------   -----------

      Total Other Operating Income ........................         8,489         7,104         5,893

OPERATING EXPENSE
   Salaries and employee benefits .........................        11,224        11,005         9,224
   Equipment and occupancy, net ...........................         2,656         2,785         2,354
   Amortization of intangibles ............................           673           752            53
   Other operating expense ................................         8,421         8,187         6,390
                                                              -----------   -----------   -----------

      Total Operating Expense .............................        22,974        22,729        18,021
                                                              -----------   -----------   -----------

INCOME BEFORE INCOME TAXES ................................        23,814        20,950        18,577
   Provision for income tax ...............................         8,194         6,462         5,190
                                                              -----------   -----------   -----------

      NET INCOME ..........................................   $    15,620   $    14,488   $    13,387

PER SHARE DATA (WHOLE DOLLARS)
   Basic earnings .........................................   $     1.290   $     1.200   $     1.110
   Diluted earnings .......................................   $     1.280   $     1.190   $     1.100
   Cash dividends .........................................   $     0.495   $     0.445   $     0.405

Weighted average shares outstanding .......................    12,143,743    12,117,526    12,057,694

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 1998, 1997, and 1996 (000's)

                                                                                               Accumulated
                                                                                                  Other
                                                    Common               Retained   Treasury  Comprehensive          Comprehensive
                                                     Stock     Surplus   Earnings     Stock       Income     Total       Income
                                                     -----     -------   --------     -----       ------     -----       ------
Balance at January 1, 1996 ......................   $18,673    $20,937    $53,613    $(3,287)      $ 301   $ 90,237
   Net income ...................................         0          0     13,387          0           0     13,387      $13,387
   Cash Dividends ...............................         0          0     (4,545)         0           0     (4,545)
   Exercise of stock options ....................       111        263          0          0           0        374
   Purchase of treasury stock ...................         0          0          0        (18)          0        (18)
   Tax benefits of options exercised and sold ...         0          0        102          0           0        102
   Other ........................................       874        470          0        112           0      1,456
   Change in unrealized losses on securities
     available for sale net of income
     taxes of $107 ..............................         0          0          0          0        (199)      (199)     $  (199)
                                                                                                                         -------
      Total comprehensive income ................                                                                        $13,188
                                                    -------    -------    -------    -------       -----   --------      =======

Balance at December 31, 1996 ....................   $19,658    $21,670    $62,557    $(3,193)      $ 102   $100,794
   Net income ...................................         0          0     14,488          0           0     14,488      $14,488
   Dividend distributions .......................         0          0     (6,896)         0           0     (6,896)
   Exercise of stock options ....................        49        161          0          0           0        210
   Change in unrealized gains on securities
     available for sale net of income
     taxes of $75 ...............................         0          0          0          0         140        140      $   140
                                                                                                                         -------
      Total comprehensive income                                                                                         $14,628
                                                    -------    -------    -------    -------       -----   --------      =======

Balance at December 31, 1997 ....................   $19,707    $21,831    $70,149    $(3,193)      $ 242   $108,736
   Net income ...................................         0          0     15,620          0           0     15,620      $15,620
   Cash Dividends ...............................         0          0     (6,013)         0           0     (6,013)
   Exercise of stock options ....................        61        253          0          0           0        314
   Purchase of treasury stock ...................         0          0          0       (165)          0       (165)
   Change in unrealized losses on securities
     available for sale net income
     taxes of $195 ..............................         0          0          0          0        (363)      (363)     $  (363)
                                                                                                                         -------
      Total comprehensive income                                                                                         $15,257
                                                    -------    -------    -------    -------       -----   --------      =======
Balance at December 31, 1998 ....................   $19,768    $22,084    $79,756    $(3,358)      $(121)  $118,129
                                                    =======    =======    =======    =======       =====   ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 1998, 1997, and 1996 (000's)
                                                                 1998         1997         1996
                                                                 ----         ----         ----
Cash Flows from Operating Activities
   Net Income .............................................   $  15,620    $  14,488    $  13,387
Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation .....................................       1,091        1,049          903
         (Gain)/Loss on sale of the following:
            Investment securities available for sale ......        (430)        (217)        (362)
            Other assets ..................................         (74)        (119)         (32)
         Provision for loan losses ........................       1,540        1,300        1,875
         Amortization and accretion, net ..................        (306)         (97)         829
         Amortization and core deposit intangible .........         676          752           53
         Change in other operating assets and
            liabilities, net ..............................     (22,948)     (14,918)       2,118

              Total Adjustments ...........................     (20,451)     (12,250)       5,384
                                                              ---------    ---------    ---------
   NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES ....      (4,831)       2,238       18,771

Cash Flows From Investing Activities:
   Net decrease (increase) in interest-bearing deposits
      with other banks ....................................           0        3,902       (2,380)
   Proceeds from maturities and sales of investment
      securities available for sale .......................     142,045      192,329      147,536
   Proceeds from maturities of investments held to
      maturity ............................................       9,606       15,414        7,732
   Purchase of:
      Investment securities available for sale ............    (147,681)    (166,286)    (148,238)
      Investment securities held to maturity ..............     (22,129)        (722)      (3,084)
   Increase in loans ......................................     (55,374)     (23,611)     (17,212)
   Proceeds from sale of other assets .....................      21,602        9,614        1,818
   Capital expenditures ...................................      (1,654)      (1,163)        (440)
   Net cash used in acquisition ...........................           0       (1,502)     (38,190)
   Purchase of life insurance policies ....................      (2,212)      (3,054)      (2,831)
   Proceeds from surrender of life insurance policies .....           4          239          783
                                                              ---------    ---------    ---------

   NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES ....     (55,793)      25,160      (54,506)

Cash Flows from Financing Activities:
   Net increase (decrease) in demand deposits, NOW accounts
      and savings accounts ................................      34,780       14,784       (4,104)
   Net decrease in certificates of deposit ................      (3,318)      (4,468)      (1,506)
   Net increase in short-term borrowed funds ..............       4,730        3,341        1,440
   Net purchase and sale of treasury stock ................        (165)           0          (18)
   Dividends paid .........................................      (6,013)      (5,394)      (4,545)
   Proceeds from exercise of stock options ................         314          210          475
   Cash provided from acquisition .........................           0            0       17,062
                                                              ---------    ---------    ---------

   NET CASH PROVIDED BY FINANCING ACTIVITIES ..............      30,328        8,473        8,804

Net (decrease) increase in cash and cash equivalents .....      (30,296)      35,871      (26,931)
Cash and cash equivalents at beginning of year ............      85,698       49,827       76,758
                                                              ---------    ---------    ---------

Cash and Cash Equivalents at End of Year ..................   $  55,402    $  85,698    $  49,827
                                                              =========    =========    =========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998

1.  ORGANIZATION
    Security Banc Corporation ("Security" or "the Company") is a bank holding company headquartered in Springfield, Ohio. The Company's principal subsidiaries, Security National Bank and Trust Company, Citizens National Bank, and Third Savings and Loan Company are located in Central Ohio and are engaged in general commercial banking and trust business and are operated as one segment.

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

    USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

    LOANS
    Interest income on loans is accrued using the simple interest method based on the principal amounts outstanding. Loan fees received in excess of direct costs involved in origination of a loan are amortized over the estimated loan term. Accrual of interest is discontinued when circumstances indicate that collection of loan principal is questionable or when loans meet regulatory non accrual standards.

    The company accounts for impaired loans in accordance with Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan". Certain large commercial loans are considered impaired loans and are reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

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

    CASH FLOWS
    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are purchased for one-day periods.

    Interest paid by Security in 1998, 1997, and 1996 was $24,269,000, $25,447,000 and $19,035,000, respectively.

    FAIR VALUES OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents and interest-bearing deposits with other banks:
    The carrying amounts reported in the balance sheet for cash and short term instruments approximate those assets' fair values.

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

    Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate and fixed term money market accounts approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    Short term borrowings: The carrying amounts of federal funds purchased and securities sold under agreement to repurchase approximate their fair values.

    EARNINGS PER COMMON SHARE
    SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the corresponding amounts of the diluted earnings per share computation. The computation of earnings per Common Share is as follows:

    Years ended December 31,

                                                          1998          1997          1996
                                                          ----          ----          ----
     EARNINGS APPLICABLE TO COMMON SHARE ...........   $15,620,000   $14,488,000   $13,387,000

     BASIC EARNNGS PER SHARE
     Weighted Average Common Shares Outstanding ....    12,143,743    12,117,526    12,057,694
     Earnings Applicable to Common Shares ..........   $15,620,000   $14,488,000   $13,387,000
     Basic Earnings per Share ......................   $      1.29   $      1.20   $      1.11

     DILUTED EARNINGS PER SHARE
     Weighted average Common Shares Outstanding ....    12,143,743    12,117,526    12,057,694
     Dilutive Common Stock Options .................        83,549        77,366        79,204
                                                       ===========   ===========   ===========
     Weighted Average Common Shares and Common
        Share Equivalents Outstanding ..............    12,227,292    12,194,892    12,136,898
     Earnings Applicable to Common Shares ..........   $15,620,000   $14,488,000   $13,387,000
     Diluted Earnings per Share ....................   $      1.28   $      1.19   $      1.10

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

3.  RESERVE BALANCE REQUIREMENTS
    The Company's subsidiaries are required to maintain certain daily cash and due from banks reserve balances in accordance with regulatory requirements. The balances maintained under such requirements were $11,585,000 at December 31, 1998 and $10,745,000 at December 31, 1997.

4.  INVESTMENT SECURITIES
    The following table lists the book value and market value of debt securities and other investments as of December 31,

                                                                            1998
     (000's)                                                                ----
                                                                      Gross      Gross
                                                                   Unrealized  Unrealized  Market
                                                           Cost       Gains      Losses    Value
                                                           ----       -----      ------    -----
     Available for Sale Investments
       Debt Securities
        U. S. Treasury ...............................   $  7,464      $ 43      $  (1)   $  7,506
        U. S. Government Agencies and Corporations ...     59,697        42        (89)     59,650
        Mortgage Backed Securities ...................     67,687        36       (298)     67,425
                                                         --------      ----      -----    --------
       Total Debt Securities .........................    134,848       121       (388)    134,581
       Equity Securities .............................        150        79          0         229
                                                         --------      ----      -----    --------
       Total Available for Sale Investments ..........   $134,998      $200      $(388)   $134,810
                                                         ========      ====      =====    ========

     Held to Maturity Investments
       Debt Securities
        State and Political Subdivisions .............   $ 26,859      $307      $(257)   $ 26,909
        Mortgage Backed Securities ...................      2,332        14        (23)      2,323
                                                         --------      ----      -----    --------
       Total Debt Securities .........................     29,191       321       (280)     29,232
       Federal Reserve Stock and Other ...............      3,323         0          0       3,323
                                                         --------      ----      -----    --------
       Total Held to Maturity Investments ............   $ 32,514      $321      $(280)   $ 32,555
                                                         ========      ====      =====    ========

    The market value of the available for sale investments ($134,810,000) plus the cost of the held to maturity investments ($32,514,000) is the total investments carrying value of $167,324,000.

                                                                            1997
     (000's)                                                                ----
                                                                      Gross      Gross
                                                                   Unrealized  Unrealized  Market
                                                           Cost       Gains      Losses    Value
                                                           ----       -----      ------    -----
     Available for Sale Investments
       Debt Securities
        U. S. Treasury ...............................   $115,847      $188       $(24)   $116,011
        U. S. Government Agencies and Corporations ...     12,886        23        (22)     12,887
        Corporate Bonds ..............................        250         0         (0)        250
        Mortgage Backed Securities ...................        136         0         (1)        135
                                                         --------      ----      -----    --------
       Total Debt Securities .........................    129,119       211        (47)    129,283
       Equity Investments ............................        151       205          0         356
                                                         --------      ----      -----    --------
       Total Investment Securities ...................   $129,270      $416       $(47)   $129,639
                                                         ========      ====       ====    ========

     Held to Maturity Investments
       Debt Securities
        State and Political Subdivisions .............   $ 13,262      $328       $ (4)   $ 13,586
        Mortgage Backed Securities ...................      3,484        56        (28)      3,512
                                                         --------      ----      -----    --------
       Total Debt Securities .........................     16,746       384        (32)     17,098
       Federal Reserve Stock and Other ...............      2,794         0          0       2,794
                                                         --------      ----      -----    --------
       Total Held to Maturity Investments ............   $ 19,540      $384       $(32)   $ 19,892
                                                         ========      ====       ====    ========

    The market value of the available for sale investments ($129,639,000) plus the cost of the held to maturity investments ($19,540,000) is the total investments carrying value of $149,179,000.

    The following tables summarizes the cost and market value of debt securities at December 31, 1998 and 1997 by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

     (000's)                                                    1998                  1997
                                                                      Market                Market
                                                           Cost       Value      Cost       Value
                                                           ----       -----      ----       -----
     Available for Sale Investments
        Due in one year or less ......................   $  5,967   $  5,990   $ 16,498   $ 16,479
        Due after one year and through five years ....     40,694     40,716    111,485    111,671
        Due after five years and through ten years ...     20,500     20,450      1,000        998
                                                         --------   --------   --------   --------
                                                           67,161     67,156    128,983    129,148
        Mortgage Backed Securities ...................     67,687     67,425        136        135
                                                         --------   --------   --------   --------

     Total available for sale investments ............   $134,848   $134,581   $129,119   $129,283
                                                         ========   ========   ========   ========

     Held to Maturity Investments
        Due in one year or less ......................   $  2,295   $  2,303   $  7,734   $  7,802
        Due after one year and through five years ....      1,543      1,592      3,769      3,821
        Due after five years and through ten years ...      2,398      2,631      1,699      1,905
        Due after ten years ..........................     20,623     20,383         60         58
                                                         --------   --------   --------   --------
                                                           26,859     26,909     13,262     13,586
        Mortgage backed securities ...................      2,332      2,323      3,484      3,512
                                                         --------   --------   --------   --------
     Total Held to Maturity Investments ..............   $ 29,191   $ 29,232   $ 16,746   $ 17,098
                                                         ========   ========   ========   ========

    Proceeds from sales of investments available for sale in 1998 were $100,443,000. Gross gains on investments available for sale in 1998 were $430,000. Proceeds from sales of investments available for sale in 1997 were $168,732,000. Gross gains on investments available for sale in 1997 were $243,000. Gross losses recognized on investments available for sale in 1997 were $30,000. Proceeds from sales of investments available for sale were $120,682,000 in 1996. Proceeds from sale of investments held to maturity in 1996 were $1,399,000. Gross gains on investments available for sale were $372,000 in 1996.

    The following table summarizes investment income for the years ended December 31,

     (000's)                                          1998        1997        1996
                                                      ----        ----        ----
     U. S. Treasury Available for sale ............  $4,873     $ 7,965     $ 7,715
     U. S. Treasury Held to Maturity ..............       0           0          17
     U. S. Government Agencies and Corporations ...   2,662       1,204         981
     States and Political Subdivisions ............     600       1,371       2,294
     Federal Reserve stock and other ..............     204         181         290
                                                     ------     -------     -------
        Total .....................................  $8,339     $10,721     $11,297
                                                     ======     =======     =======

    Securities with a carrying value of $112,963,000 at December 31, 1998, and $114,423,000 at December 31, 1997, were pledged to secure deposits and repurchase agreements.

5.  LOANS
    Loans as of December 31, by various categories are as follows:

     (000's)                                                      1998        1997
                                                                  ----        ----
     Loans secured by real estate:
        Construction and land development ...................   $ 22,128    $ 20,157
        Secured by farmland .................................      8,760       6,908
        Secured by residential properties ...................    268,850     246,781
        Secured by nonresidential properties ................     86,076      65,454
     Loans to finance agricultural production ...............     19,619      20,058
     Commercial and industrial loans ........................    122,244     107,679
     Loans to individuals for household, family and other ...     85,812      89,644
     Tax exempt obligations .................................      1,790       3,139
     Other loans ............................................      1,493       1,943
     Lease financing ........................................        170         242
                                                                --------    --------
     TOTAL LOANS ............................................   $616,942    $562,005
                                                                ========    ========

    Nonperforming loans totaled $3,525,000 and $4,954,000 at December 31, 1998 and 1997, respectively. Nonaccrual loans included in these amounts totaled $2,154,000 and $3,417,000 at December 31, 1998 and 1997, respectively.
    Interest income not recorded on these loans was $180,000 in 1998 and $300,000 in 1997.

    The following table presents the aggregate amount of loans outstanding to directors and executive officers (including their related interests) as of December 31, 1998 and December 31, 1997, and an analysis of activity in such loans during 1998. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. These loans do not involve more than normal risk of collectability or any other unfavorable features.

     (000's)
     Balance, December 31, 1997 ..........................................   $ 5,952
        New loans .........................................................   14,372
        Repayments ........................................................   11,817
        Net increase due to change in director/executive officer status ...      571
                                                                             -------
     Balance, December 31, 1998 ...........................................  $ 9,078
                                                                             =======

6.  ALLOWANCE FOR LOAN LOSSES
    A summary of the activity in the allowance for loan losses is shown in the following table.

     (000's)                                 1998       1997       1996
                                             ----       ----       ----
     Balance - beginning of year...........$ 6,254    $ 6,827    $ 5,336
     Acquired allowance....................      0          0      1,285
        Charge-offs........................ (2,106)    (2,188)    (1,963)
        Recoveries.........................  1,195        315        294
                                           -------    -------    -------
     Net charge-offs.......................   (911)    (1,873)    (1,669)
     Provision for loan losses.............  1,540      1,300      1,875
                                           -------    -------    -------
     Balance - end of year.................$ 6,883    $ 6,254    $ 6,827
                                           =======    =======    =======

7.  PREMISES AND EQUIPMENT
    Premises and Equipment as of December 31, are summarized in the following table.

     (000's)                                                1998       1997
                                                            ----       ----
     Land...............................................  $ 1,508    $ 1,508
     Buildings..........................................   10,468     10,048
     Equipment..........................................    9,844      8,838
                                                          -------    -------
     Construction in process............................      150          0
     Total premises and equipment.......................   21,970     20,394
     Less:  Accumulated depreciation and amortization...   12,746     11,736
                                                          -------    -------
     Net premises and equipment.........................  $ 9,224    $ 8,658
                                                          =======    =======

8. FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE The following table is a summary of short-term borrowings at December 31:

     (000's)                                              1998       1997
                                                          ----       ----
     Securities sold under agreement to repurchase...   $28,787    $29,296
     Demand note due U. S. Treasury..................       206      1,450
                                                        -------    -------
        Total........................................   $28,993    $30,746
                                                        =======    =======

    The following table is a summary of securities pledged against the securities sold under agreement to repurchase contracts as of December 31:

     (000's)                                 1998                  1997
                                             ----                  ----
                                        Book      Market      Book      Market
                                        ----      ------      ----      ------
     U. S. Government Securities ...  $36,713    $36,694    $37,018    $37,069

9.  ADVANCES FROM FHLB
    The Company's affiliates are members of the Federal Home Loan Bank ("FHLB"). Federal Home Loan Bank advances to the Third Savings and Loan affiliate of the Company were $22,816,325 as of December 31, 1998 and $16,333,000 as of December 31, 1997. Advances from the FHLB are used for loan funding and interest rate matching purposes. Advances are due on various maturity dates through 2008 with adjustable and fixed rates ranging from 4.25% to 7.40%. FHLB advances are collateralized by each respective affiliate real estate loan portfolio. As of December 31, 1998, Security National Bank and Citizens National Bank did not have any FHLB advances.

10. COMMITMENTS AND CONTINGENT LIABILITIES
    Security Banc Corporation has various commitments and contingent liabilities outstanding, such as letters of credit and loan commitments, that are not reflected in the consolidated financial statements. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Loan commitments are made to accommodate the financial needs of Security Banc Corporation's customers. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to Security Banc Corporation's normal credit policies. Collateral is obtained based on Management's credit assessment of the customer.

    Unfunded loan commitments and unused lines of credit as of December 31, 1998 were $141,993,000. The aggregate amount of outstanding letters of credit was $2,602,000 at December 31, 1998. No significant losses are anticipated as a result of these commitments.

11. INCOME TAX
    The components of income tax expense are:

     (000s)                                        1998      1997      1996
     ------                                        ----      ----      ----
     Federal income taxes currently payable ...   $8,436    $6,727    $5,297
     Deferred tax provision ...................     (242)     (265)     (107)
                                                  ------    ------    ------
     Total income tax expense .................   $8,194    $6,462    $5,190
                                                  ======    ======    ======

    A reconciliation of income tax expense at the statutory rate to income tax expense at the company's effective rate is as follows:

     (000s)                                     1998      1997       1996
     ------                                     ----      ----       ----
     Computed tax at the statutory rate ...... $8,335    $7,332     $6,316
     Tax effect of tax free income and
        non-deducible interest expense .......   (288)     (711)      (921)
     Other ...................................    147      (159)      (205)
                                               ------    ------     ------
     Income Tax Expense ...................... $8,194    $6,462     $5,190
                                               ======    ======     ======

    Income taxes paid were $8,249,000, $6,987,000 and $5,285,000 in 1998, 1997, and 1996, respectively. Income tax expense associated with security gains was $150,000 in 1998, $74,000 in 1997, and $123,000 in 1996.

    Significant components of the Corporation's deferred tax assets and liabilities exclusive of securities mark to market adjustments at December 1998 and 1997 are as follows:

                                                    1998       1997
                                                    ----       ----
     Deferred Assets
        Allowance for loan losses..............   $2,194     $2,078
        Other..................................      790        282
                                                  ------     ------
        Total deferred assets..................   $2,984     $2,360

     Deferred Liabilities
        Employee benefits......................      195        160
        Depreciation...........................      435        303
        Other..................................      670        455
                                                  ------     ------
        Total deferred liabilities.............    1,300        918
                                                  ------     ------
     Net deferred assets.......................   $1,684     $1,442
                                                  ======     ======

12. STOCK OPTIONS
    The Corporation sponsors non-qualified and incentive stock option plans. Approximately 600,000 shares have been authorized under the plans, 24,275 shares of which were available at December 31, 1998 for future grants. All options granted have a maximum term of 10 years. Options granted vest ratably over five years.

    The Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Security employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    The Corporation stock option activity and related information for the periods ended December 31, 1998, 1997, and 1996 is summarized below:

                                           1998               1997              1996
                                           ----               ----              ----

                                              Weighted-          Weighted-         Weighted-
                                               Average            Average            Average
                                              Exercise           Exercise           Exercise
                                     Options    Price   Options    Price   Options    Price
                                     -------    -----   -------    -----   -------    -----
     Outstanding at beginning
        of period ................   162,960   $13.23   193,912   $12.43   167,532   $ 6.36
     Granted .....................   108,485    36.60     7,200    21.25   116,000    16.50
     Exercised ...................   (39,440)    7.96   (31,152)    6.74   (70,980)    5.26
     Forfeited/Expired ...........    (5,440)   29.88    (7,000)   16.50   (18,640)    5.08
                                     -------   ------   -------   ------   -------   ------
     Outstanding at end of
        period ...................   226,565    21.94   162,960    13.23   193,912    12.43
                                     -------   ------   -------   ------   -------   ------
     Exercisable end of period ...    52,360   $13.95    66,880   $ 9.52    73,592   $12.43
     Weighted average fair
        value of options .........             $ 7.38             $ 6.99             $ 4.28

    Exercise prices for options outstanding as of December 31, 1998, ranged from $6.00 to $44.50.

    The weighted average fair value of the options presented above was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996, respectively; risk free interest rates of 4.90% in 1998, 5.00% in 1997, and 5.25% in 1996; dividend yields of 1.50% in 1998, 1.98% in 1997, and 2.67% in
    1996; volatility factors of the expected market price of Security common stock of .092 in 1998,.059 in 1997, and .037 in 1996 and a weighted average expected option life of seven (7) years. Because the effect of applying Statement 123's fair value method to stock options results in net income and earnings per share that are not materially different from amounts reported in the consolidated statements of income, pro forma information has not been provided.

13. RETIREMENT PLANS
    Security Banc Corporation has a non-contributory defined benefit pension plan that covers all employees who have reached the age of twenty-one (21) and have one thousand (1,000) hours of service during their anniversary year. The amount of the benefit is determined pursuant to a formula contained in the retirement plan which, among other things, takes into account the employee's average earnings in the highest sixty (60) consecutive calendar months. Accrued benefits are fully vested after five
    (5) years of service. Security Banc Corporation's funding policy is to make annual contributions to the plan which at least equals the minimum required contributions.

    Disclosure of net periodic Pension cost for 1998, 1997, and 1996 is as follows:

     (000's)                                    1998      1997     1996
     -------                                    ----      ----     ----
     Service cost...........................    $530      $511     $277
     Interest cost..........................     553       527      479
     Expected return on plan assets.........    (653)     (625)    (537)
     Amortization of transition amount......     (43)      (43)     (43)
     Amortization of prior service cost.....      (1)       (1)      (1)
                                                ----      ----     ----
     Net periodic pension cost..............    $386      $369     $175
                                                ====      ====     ====

    The following table sets forth the plan's funded status and amount recognized in Security Banc Corporation's consolidated statement of condition as of December 31, 1998 and 1997.

     (000's)                                               1998        1997
                                                           ----        ----
     Change in benefit obligation:
     Benefit Obligation at the beginning of the year ... $ 7,176     $ 7,152
     Service Cost ......................................     530         511
     Interest Cost .....................................     553         527
     Actuarial loss (gain) .............................     305         (30)
     Benefits paid during year .........................    (749)       (984)
                                                         -------     -------
     Benefit Obligation at the end of the year .........   7,815       7,176

     Change in plan assets:
     Fair value of plan assets at beginning of year ....   8,286       7,938
     Actual return on assets ...........................   1,689         969
     Employer contributions ............................     485         489
     Benefits paid .....................................    (749)     (1,110)
                                                         -------     -------
     Fair value of plan assets at end of year ..........   9,711       8,286

     Funded status of the plan .........................   1,896       1,236
     Unrecognized transition amount ....................    (128)       (171)
     Unrecognized prior service cost ...................     (14)        (16)
     Unrecognized net (gain) or loss ...................  (1,195)       (590)
                                                         -------     -------
     Prepaid (accrued) benefit cost .................... $   559     $   459
                                                         =======     =======

    Assumptions used in accounting for the Plan were:

     (000's)                                      1998   1997   1996
                                                  ----   ----   ----
     Discount rate.............................   7.5%   7.5%   7.5%
     Expected return on plan assets............   8.0%   8.0%   8.0%
     Salary rate of compensation increase......   4.5%   4.5%   4.5%

    Plan assets consist of U. S. Treasury notes and bonds and common stock equities.

14. PROFIT SHARING PLAN
    All employees of Security Banc Corporation and its affiliates become eligible participants in the plan when they have completed one (1) year of eligibility service; have worked at least five hundred (500) hours and are at least age twenty-one (21). Eligible participants may make contributions to the plan by deferring up to fifteen percent (15%) of their annual earnings.

    The Board of Directors of the Corporation annually determines the bank's matching contribution to the plan. For the plan year ended December 31, 1998 and December 31, 1997, the matching contribution was fifty percent (50%) of the employee's contribution up to the first six percent (6%) of annual earnings contributed by the participant.

    Employee contributions are one hundred percent (100%) vested immediately. The bank's matching contributions are vested at twenty percent (20%) for each year of eligibility service, based on five (5) year vesting schedule.

    The contribution by the Corporation for 1998, 1997, and 1996 was $193,000, $190,000, and $208,000, respectively.

15. SECURITY BANC CORPORATION (PARENT ONLY)
    AND REGULATORY RESTRICTIONS
    Dividends paid by the Company's subsidiaries are subject to various legal and regulatory restrictions. In 1998, the subsidiaries paid $6,013,000 in dividends to the parent company.

    The subsidiaries can initiate dividend payments in 1999 equal to their net profits, as defined by statute, up to the date of any such dividend declared.

    SECURITY BANC CORPORATION
    Statement Of Condition for the Years Ended December 31,
     (000's)                                            1998        1997
                                                        ----        ----
     Assets
        Cash ......................................   $  1,383    $    110
        Investments in Subsidiaries ...............    116,752     108,521
        Other Assets ..............................        158         215
                                                      --------    --------
     Total Assets .................................   $118,293    $108,846
                                                      ========    ========

        Liabilities ...............................   $    164    $    110
                                                      --------    --------
     Total Liabilities ............................        164         110

     Stockholders' equity
        Common Stock ..............................   $ 19,768    $ 19,707
        Surplus ...................................     22,084      21,831
        Retained Earnings .........................     79,756      70,149
        Unrealized gains and (losses) .............       (121)        242
        Less:  Treasury Stock .....................     (3,358)     (3,193)
                                                      --------    --------
     Total Shareholders' Equity ...................    118,129     108,736
                                                      --------    --------
     Total Liabilities And Shareholders' Equity ...   $118,293    $108,846
                                                      ========    ========

    SECURITY BANC CORPORATION
    Statement Of Income for the Years Ended December 31,
     (000's)                                            1998      1997       1996
                                                        ----      ----       ----
     Income from subsidiaries .....................   $ 7,812   $ 37,022   $ 27,121
        Other Income ..............................         0          0        180
                                                      -------   --------   --------
        Total Income ..............................   $ 7,812   $ 37,022   $ 27,301

        Operating Expenses ........................       248        163        179
                                                      -------   --------   --------
     Total Expenses ...............................   $   248   $    163   $    179

        Income before taxes and undistributed
           income .................................   $ 7,564   $ 36,859   $ 27,122
        Income taxes ..............................       538          0         31
        Equity in undistributed income ............     8,594    (22,371)   (13,704)
                                                      -------   --------   --------
     Total Income .................................   $15,620   $ 14,488   $ 13,387
                                                      =======   ========   ========

    SECURITY BANC CORPORATION
    Statement Of Cash Flows for the Years Ended December 31,
     (000's)                                             1998      1997       1996
                                                         ----      ----       ----
     Cash flows from operating activities
        Net Income ..................................   $15,620   $14,488   $ 13,387
        Adjustment to reconcile net income to Net
          Cash (Gain) or loss on sales of assets ....         0         0         (5)
          Equity in undistributed (earnings)
            losses ..................................    (8,594)   22,371     13,704
          Net change in liabilities .................        54       110         (9)
          Net change in other assets ................        57        37       (224)
          Other, net ................................         0         0         (7)
                                                        -------   -------   --------
          Total adjustments .........................    (8,483)   22,518     13,459
                                                        -------   -------   --------
        Net cash provided by operating activities ...     7,137    37,006     26,846
                                                        -------   -------   --------

     Cash flows from investing activities
          Purchase of securities ....................         0         0          0
          Sales and maturities of securities ........         0         0      2,791
          Payments for investments in and advances
             to subsidiaries ........................         0   (30,210)      (475)
          Other, net ................................         0         0        581
                                                        -------   -------   --------
        Net cash provided (used) by investing
             activities .............................         0   (30,210)     2,897
                                                        -------   -------   --------

     Cash flows from financing activities
          Proceeds from issuance of common stock ....       314       210        475
          Payment to repurchase common stock ........      (165)        0        (18)
          Dividends paid ............................    (6,013)   (5,394)    (4,545)
          Other, net ................................         0    (1,502)   (27,227)
                                                        -------   -------   --------
        Net cash provided (used) by financing
             activities .............................   $(5,864)  $(6,686)  $(31,315)
                                                        -------   -------   --------

     Cash and cash equivalents
          Net increase (decrease) in cash and cash
             equivalents ............................     1,273       110     (1,572)
          Cash and cash equivalents at beginning of
             year ...................................       110         0      1,572
                                                        -------   -------   --------
     Cash and cash equivalents at end of year .......   $ 1,383   $   110   $      0
                                                        =======   =======   ========

16. CAPITAL RATIOS
    The following table reflects various measures of capital at December 31, 1998 and December 31, 1997.

                                               1998                 1997
                                               ----                 ----

     (000's)                             Amount     Ratio     Amount     Ratio
                                         ------     -----     ------     -----
     Total equity (1) ...............   $118,129    19.63%   $108,736    20.04%
     Tier 1 capital (2) .............    106,260    17.66%     94,508    17.42%
     Total risk-based capital (3) ...    113,143    18.80%    100,762    18.57%
     Leverage (4) ...................    106,260    12.45%     94,508    11.55%

        (1) Computed in accordance with generally accepted accounting principles, including unrealized market value adjustment of securities available-for-sale.

        (2) Shareholders' equity less certain intangibles and the unrealized market value adjustment of securities available-for-sale; computed as a ratio to risk-adjusted assets as defined.

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

    At December 31, 1998, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS
    FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the bank.

    The estimated fair values of the bank's financial instruments not disclosed elsewhere are as follows:

     (000s)                                         1998                  1997
                                                    ----                  ----
                                            Carrying    Fair      Carrying    Fair
                                             Value      Value      Value      Value
     ================================================================================
     LOANS
     Commercial and Agriculture .........   $285,958   $287,302   $252,053   $250,768
     Real Estate ........................    252,609    254,529    225,791    224,956
     Consumer ...........................     78,375     80,993     84,161     85,474

     DEPOSITS
     Non-Interest-Bearing Deposits ......    131,285    131,285    119,373    119,373
     Interest-Bearing Demand Deposits ...    148,462    148,462    129,351    129,351
     Savings Deposits ...................    154,876    154,876    151,119    151,119
     Time Deposits ......................    274,230    275,656    277,548    278,269