Form 10-K405, Exhibit 13
period 1999-12-31
SECURITY BANC CORP
filed 2000-03-22
CIK 763956

                                                                      EXHIBIT 13

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

In the following pages, the analysis of the financial condition and results of operations in 1999 compared to prior years is discussed by Management. The data presented in this discussion should be read in conjunction with the 1999 audited financial statements of the report. Management is committed to the improvement of return on average assets, return on average equity and the efficiency ratio. 1999 brought about many changes which will allow management to continue to achieve above average ratios for the industry.

RESULTS OF OPERATIONS SUMMARY
Net income in 1999 was $17,018,000. Net income has steadily increased in each of the previous five (5) years. Net income in 1999 was $17,018,000 compared to net income in 1998 of $15,620,000 and in 1997 of $14,488,000. Net income for 1999 increased $1,398,000 or nine percent (9%) over 1998. Basic earnings per share was $1.40 in 1999, $1.29 in 1998, and $1.20 in 1997, whereas diluted earnings per share was $1.39, $1.28, and $1.19, respectively.

Total assets grew eleven percent (11%) in 1999 to $976,411,000. Security Banc Corporation continued its record performance with a 1999 return on average assets of one point seventy-eight percent (1.78%) and a return on average shareholder equity of fourteen point eighteen percent (14.18%). The Corporation has continued to increase cash dividends paid to our shareholders. Cash dividends paid in 1999 were $.55 per share, compared to $.495 per share in 1998. Market price per share at December 31, 1999 was $28.50. Financial summary (Table
1) recaps these measures.

Table  1:  Financial Summary
Five Years Ended December 31
(000's, except per share and ratio data)                 1999          1998          1997          1996           1995
-----------------------------------------------------------------------------------------------------------------------
     Interest and Fee Income .....................     $ 68,718      $ 64,034      $ 62,778      $ 51,891      $ 49,706
     Interest Expense ............................       27,684        24,195        24,903        19,311        18,003
                                                       --------      --------      --------      --------      --------
     Net Interest Income .........................       41,034        39,839        37,875        32,580        31,703
     Provision for Loan Losses ...................        1,200         1,540         1,300         1,875           950
     Investment Securities Gains .................          170           430           217           362            10
     All Other Operating Income ..................        8,363         8,059         6,887         5,531         5,200
     Operating Expense ...........................       23,548        22,974        22,729        18,021        18,079
                                                       --------      --------      --------      --------      --------

     Income Before Income Taxes ..................       24,819        23,814        20,950        18,577        17,884
     Provision for Income Tax ....................        7,801         8,194         6,462         5,190         5,177
                                                       --------      --------      --------      --------      --------
     Net Income ..................................     $ 17,018      $ 15,620      $ 14,488      $ 13,387      $ 12,707

Per Share
     Basic Earnings ..............................     $   1.40      $   1.29      $   1.20      $   1.11      $   1.06
     Diluted Earnings ............................     $   1.39      $   1.28      $   1.19      $   1.10      $   1.05
     Cash Dividends Declared and Paid ............     $    .55      $  0.495      $  0.445      $  0.405      $  0.365
     Year-end Book Value .........................     $   9.85      $   9.71      $   8.96      $   8.33      $   7.50
     Year-end Market Price .......................     $  28.50      $  46.00      $  27.25      $  19.00      $  14.25
Selected Year-ended Information
     Total Assets ................................     $976,411      $883,500      $839,605      $816,334      $676,106
     Investment Securities .......................      214,303       167,324       149,179       190,983       183,861
     Loans .......................................      653,025       616,942       562,005       540,768       396,570
     Deposits ....................................      696,546       708,853       677,391       667,035       555,844
     Noninterest Bearing Demand Deposits .........      129,127       131,285       119,373       107,913       112,002
     Interest Bearing Demand Deposits ............      134,864       148,462       129,351       122,996        97,422
     Time Deposits ...............................      275,567       274,230       277,548       281,973       219,057
     Savings .....................................      156,988       154,876       151,119       154,153       127,363
     Shareholders' Equity ........................      119,122       118,129       108,736       100,794        90,237
     Cash Dividends Paid .........................        6,690         6,013         5,394         4,545         3,740
     Net Income ..................................     $ 17,018      $ 15,620      $ 14,488      $ 13,387      $ 12,707

     Weighted Average Common Shares
     Outstanding .................................       12,165        12,144        12,118        12,058        12,026

Ratios
     Return on Average Assets ....................         1.78%         1.85%         1.75%         1.92%         1.95%
     Return on Average Equity ....................        14.18%        13.69%        13.92%        14.18%        14.91%
     Efficiency Ratio ............................        46.32%        46.56%        48.86%        46.70%        44.89%
     Total Capital to Total Risk Based Assets ....        18.23%        19.63%        20.04%        19.74%        20.98%
     Net Interest Margin (Tax Equivalent Basis) ..         4.79%         5.18%         5.07%         5.21%         5.46%

NET INTEREST INCOME
A major share of the Corporation's income results from the spread between income on interest earning assets, such as loans and securities, and the interest expense on liabilities (deposits) used to fund those assets. The difference between interest earned and interest expensed is referred to as net interest income in the Consolidated Statement of Income. Net interest income is affected by changes in both interest rates and the amount (volume) of interest earning assets and interest bearing liabilities outstanding. Net interest margin on interest earning assets is the amount earned on assets, on a taxable equivalent basis, divided by the average earning assets outstanding.

Table II, entitled Average Balance Sheets and Analysis of Net Interest Income, compares the changes in revenue and interest earning assets outstanding, and interest cost and liabilities outstanding for the years ended December 31, 1999, 1998, and 1997.

The Corporation's net interest income on a taxable equivalent basis was $41,741,000, $40,241,000 and $38,730,000 in 1999, 1998, and 1997 respectively.
Total average earning assets increased to $870,718,000 in 1999, compared to $777,336,000 in 1998, and $763,438,000 in 1997. Earning assets are total loans, total securities, interest bearing deposits with other banks and federal funds sold. Average total loans increased to $634,502,000 while average securities increased to $215,517,000. Average federal funds sold and interest bearing deposits with other banks decreased to $20,699,000.

Total average interest bearing liabilities were $700,388,000 in 1999. Average total interest bearing deposits were $567,936,000 for 1999 compared to $567,120,000 for 1998. Average CDs >$100,000 for 1999 increased to $45,257,000 from $44,146,000 while CDs <$100,000 for 1999 decreased to $222,122,000 from
$230,815,000. Average NOW, Money Fund, and Savings increased to $84,951,000, $58,877,000, $156,729,000 respectively Other borrowed money averages for 1999 increased to $132,452,000 from $37,738,000.

Average earning assets of $870,718,000 in 1999 contributed a tax equivalent interest income of $69,425,000 with a yield of seven point ninty-seven percent (7.97%). Average earning assets for 1998 contribute a tax equivalent interest yield of eight point twenty-nine percent (8.29%). Principally the decreased yield on average earning assets was attributed to decreased rates in the loan portfolio, as well as decreasing yields in the federal funds sold.

Average interest bearing liabilities of $700,388,000 in 1999 contributed interest expense of $27,684,000 with an average rate of 3.95% compared to the prior year of 4.00%. Rates for average total interest bearing deposits continued to decrease to an average rate of 3.75% compared to 3.96% for the prior year.

Table III, entitled Analysis of Net Interest Income Changes, translates the dollar changes in taxable equivalent net interest margin into (1) changes due to volume or (2) changes due to average yields on interest earning assets and average rates for sources of funds on which interest expense is incurred. Net interest income increased on a tax equivalent basis from $40,241,000 to $41,741,000 or an increase of $1,502,000. The majority of this increase was largely due to an increase in volume when compared to 1998. The increase in volume of average earning assets from $777,336,000 to $870,718,000 when coupled with the decrease in general interest rates from 8.29% to 7.97% increased total interest income to $69,425,000. Additional volume was required with declining rates to achieve the increase in interest income.

Rates for interest expense decreased from 4.00% to 3.95% and when coupled with the increased volume of interest bearing liabilities from $604,858,000 to $700,388,000, this increased total interest expense for the Corporation to $27,684,000. Comparing current year volumes and rates with previous year volume and rates, the Corporation experienced an increase in net interest income of $1,502,000.

OTHER OPERATING INCOME
Other operating income is comprised of trust income, service charges on deposit accounts, security gains, and other items of income not directly resulting from interest earning assets. These items comprise safe deposit box fees, exchange and collection fees, investor service fees, gain (loss) on the sale of loans and miscellaneous other income. Total other operating income for the Corporation is $8,533,000 for 1999 compared to $8,489,000 for 1998.

Trust income increased $175,000 to $2,011,000. Service charges on deposit accounts increased to $3,215,000 from $3,149,000 while other income increased to $3,137,000 from $3,074,000.

The Corporation realizes the importance of increasing other operating income which will compliment the improvement of the overall efficiency ratio.

It's important for the Corporation to continue to work on improving its efficiency ratio which will lead to the improved ratio for return on average assets and return on average equity.


(Make these bar graphs, see annual report)

Graph -- Net Income
Thousands
1999              1998            1997          1996         1995
$17,018           $15,620         $14,488       $13,387      $12,707

Graph -- Return on Average Assets

1999              1998            1997          1996          1995
1.78%             1.85%           1.75%         1.92%         1.95%

Graph -- Efficiency Ratio

1999              1998            1997          1996          1995
46.32%            46.56%          48.86%        46.70%        44.89%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF STATISTICAL INFORMATION
TABLE II: AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME FOR THE YEARS
ENDED DECEMBER 31. (TAX EQUIVALENT BASIS)

                                                 1999                             1998                             1997
                                     ---------------------------      --------------------------      ----------------------------
        (000's)                      Balance   Interest    Yield      Balance   Interest   Yield      Balance    Interest    Yield
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Earning Assets
  Loans  (1)
     Commercial 2) ............     $303,639    $26,375     8.69%     $268,687   $24,303    9.05%     $234,195   $21,422     9.15%
     Real Estate 3) ...........      243,541     19,306     7.93%      225,609    19,395    8.60%      214,612    18,329     8.54%
     Consumer 3) ..............       87,322      8,750    10.02%       92,228     9,474   10.27%      101,125    10,533    10.42%
                                    --------    -------    -----      --------   -------   -----      --------   -------    -----
     Total Loans ..............     $634,502    $54,431     8.58%      586,524    53,172    9.07%      549,932    50,284     9.14%

  Investment Securities
     Taxable ..................      188,891     12,060     6.38%      133,188     7,739    5.81%      160,144     9,350     5.84%
     Tax-exempt ...............       26,626      1,858     6.98%       11,313       923    8.16%       19,056     2,109    11.07%
                                    --------    -------    -----      --------   -------   -----      --------   -------    -----
     Total securities .........      215,517     13,918     6.46%      144,501     8,662    5.99%      179,200    11,459     6.39%

     Federal funds sold
       and interest bearing
       deposits with other
       banks ..................       20,699      1,076     5.20%       46,311     2,602    5.62%       34,306     1,890     5.51%
                                    --------    -------    -----      --------   -------   -----      --------   -------    -----
  Total earning assets ........      870,718     69,425     7.97%      777,336    64,436    8.29%      763,438    63,633     8.34%
  Nonearning assets
     Allowance for loan
       losses .................       (6,863)                           (6,887)                         (6,712)
     Cash and due from
       banks...................       40,686                            30,686                          29,297
     Premises, equipment
       and other assets........       50,412                            45,337                          43,282
                                    --------                          --------                        --------
Total assets...................     $954,953                          $846,472                        $829,305
                                    ========                          ========                        ========
LIABILITIES
  Interest bearing
     liabilities
  Deposits
    NOW ......................      $ 84,951    $ 1,505     1.77%     $ 81,793   $ 1,479    1.81%     $ 76,854   $ 1,425     1.85%
    Money Fund................        58,877      2,301     3.91%       56,825     2,336    4.11%       59,874     2,545     4.25%
    Savings...................       156,729      4,070     2.60%      153,541     3,897    2.54%      153,544     3,956     2.58%
  Time Deposits
    CD's greater than 100,000..       45,257      2,310     5.10%       44,146     2,362    5.35%       40,772     2,214     5.43%
    CD's less than 100,000.....      222,122     11,101     5.00%      230,815    12,394    5.37%      235,298    12,763     5.42%
                                    --------    -------    -----      --------   -------   -----      --------   -------    -----
    Total interest
       bearing deposits........      567,936     21,287     3.75%      567,120    22,468    3.96%      566,342    22,903     4.04%

  Other Borrowed Money.........      132,452      6,397     4.83%       37,738     1,727    4.58%       40,290     2,000     4.96%
                                    --------    -------    -----      --------   -------   -----      --------   -------    -----
  Total interest bearing
     liabilities...............      700,388     27,684     3.95%      604,858    24,195    4.00%      606,632    24,903     4.11%
  Noninterest bearing
     demand deposits...........      128,052                           121,441                         111,391
    Other liabilities..........        6,522                             6,085                           7,222
    Shareholders' equity.......      119,991                           114,088                         104,060
                                    --------                          --------                        --------
Total liabilities and
   Shareholders' equity........     $954,953                          $846,472                        $829,305
                                    ========                          ========                        ========

   Net interest income and.....                  41,741                           40,241                          38,730
     Interest rate spread......                             4.02%                           4.29%                            4.23%
                                                           -----                           -----                            -----
   Net interest margin
     (tax equivalent basis)....                             4.79%                           5.18%                            5.07%
                                                           -----                           -----                            -----

Footnote:

1) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.
2) Interest income on tax-exempt investments and on certain tax-exempt commercial loans has been adjusted to a taxable equivalent basis using a marginal federal income tax rate of thirty-five percent (35%).
3) For Management Discussion and Analysis, home equity loan averages are included in the consumer loan portfolio as opposed to the real estate loan portfolio.

TABLE III:  ANALYSIS OF NET INTEREST INCOME CHANGES
(TAX EQUIVALENT BASIS)

                                                     1999 Compared to 1998                     1998 Compared to 1997
                                             ------------------------------------       ----------------------------------
                                                        Yield/                                    Yield/
 (000's)                                     Volume      Rate      Mix      Total       Volume     Rate      Mix     Total
--------------------------------------------------------------------------------------------------------------------------
Increase(Decrease) in Interest Income
    Loans
      Commercial .......................... $ 3,161    $  (964)   $(125)   $ 2,072      $ 3,155   $(239)    $(35)   $ 2,881
      Real Estate .........................   1,542     (1,511)    (120)       (89)         939     121        6      1,066
      Consumer ............................    (504)      (232)      12       (724)        (927)   (145)      13     (1,059)
                                            -------    -------    -----    -------      -------   -----     ----    -------
    Total loans ...........................   4,199     (2,707)    (233)     1,259        3,167    (263)     (16)     2,888
    Investment Securities
      Taxable .............................   3,237        765      320      4,322       (1,574)    (45)       8     (1,611)
      Tax-exempt ..........................   1,249       (134)    (181)       934         (857)   (554)     225     (1,186)
                                            -------    -------    -----    -------      -------   -----     ----    -------
    Total securities ......................   4,486        631      139      5,256       (2,431)   (599)     233     (2,797)
    Federal funds sold and securities
      purchased under agreements to
      resell ..............................  (1,439)      (195)     108     (1,526)         661      37       13        711
                                            -------    -------    -----    -------      -------   -----     ----    -------
Total interest income change ..............   7,246     (2,271)      14      4,989        1,397    (825)     230        802

Increase (Decrease) In Interest Expense
    Interest bearing liabilities
     Deposits
      NOW .................................      57        (30)      (1)        26           92     (35)      (2)        55
      Money Fund ..........................      84       (115)      (4)       (35)        (130)    (84)       4       (210)
      Savings .............................      81         90        2        173            0     (59)       0        (59)
      Time Deposits
        CD's greater than 100,000 .........      59       (109)      (3)       (53)         183     (33)      (3)       147
        CD's less than 100,000 ............    (467)      (859)      32     (1,294)        (243)   (128)       2       (369)
                                            -------    -------    -----    -------      -------   -----     ----    -------
Total interest bearing deposits ...........    (186)    (1,023)      26     (1,183)         (98)   (339)       1       (436)

    Other borrowed money ..................   4,334         96      240      4,670         (127)   (156)      10       (273)
                                            -------    -------    -----    -------      -------   -----     ----    -------
Total interest expense change .............   4,148       (927)     266      3,487         (225)   (495)      11       (709)

Increase(Decrease) in net interest
    income on a Taxable Equivalent
        Basis ............................. $ 3,098    $(1,344)   $(252)   $ 1,502      $ 1,622   $(330)    $219    $ 1,511
(Decrease) Increase in Taxable
        Equivalent Basis ..................                                   (307)                                     453
                                                                           -------                                  -------
    Net Interest Income Change ............                                $ 1,195                                  $ 1,964


OPERATING EXPENSES
The Corporation recognizes the importance of a low efficiency ratio. Low efficiency ratios indicate the success of the Corporation in controlling operating expenses; such as salaries, equipment expenses, and other operating expenses. These expenses are generally measured using the term "Efficiency Ratio" which is operating expenses divided by the sum of net interest income plus other operating income. The Corporation's efficiency ratio as of December 31, 1999 was 46% as compared to December 31, 1998 of 47%. This indicates that it costs the Corporation 46 cents for each dollar of revenue earned before taxes. The Corporation continues to implement cost saving procedures such as expanding the use of technology such as networking and on-line teller systems. Efficiency ratios for peer Banks with asset size distribution from $100 million to $1 billion had an efficiency ratio of 60%, whereas, the efficiency ratio for all banks located in the Central Region had an efficiency ratio of 58.5%. The Central Region is defined as Wisconsin, Michigan, Illinois, Indiana, Ohio, and Kentucky. As the Corporation continues to improve its measure of cost control, this ratio will continue to decrease. The efficiency ratios for Security National, Citizens National, and Third Savings and Loan were 46%, 55%, and 47%, respectively. Overall employment was 323 employees with total salary and benefits of $12,255,000. Amortization of intangibles was $667,000 as a result of the Corporation's previous acquisitions. Equipment and occupancy for 24 banking offices totaled $2,682,000 while other operating expenses were $7,944,000. Other operating expenses are detailed in the following table:

OTHER OPERATING EXPENSES

000's
-----------------------------------------------------------
                                        1999           1998
                                        ----           ----
Marketing                             $  387         $  479
Community Donations                      169            148
Directors' Fees                          212            175
FDIC Insurance                           194            185
Appraisals                               141            284
Loan and Credit Information              179            358
Exam Fees                                296            314
Insurance Premiums                       169            190
Legal Fees                               214            231
State of Ohio Franchise Tax              984          1,163
Computer Services                      1,599          1,325
Forms and Supplies                       621            605
Postage and Delivery                     578            563
Communications                           407            322
Aggregate Other Expense                1,794          2,079
                                       -----          -----
                                      $7,944         $8,421

LOANS
Total average commercial loans increased thirteen percent (13%) to $303,639,000 in 1999 yielding an average rate of eight point sixty-nine percent (8.69%). Average real estate loans increased eight percent (8%) to $243,541,000, yielding an average rate of seven point ninty-three percent (7.93%). Average consumer loans decreased five point three percent (5.3%) to $87,322,000, yielding an average rate of ten point zero two percent (10.02%).

Total average loans increased to $634,502,000 from $586,524,000 or 8%. This increase reflected loan growth primarily in commercial loans and real estate loans partially offset by the decrease in the consumer portfolio. Loans secured by real estate represented 39% or $254,854,000 of total loans outstanding, whereas, commercial loans represented 49% or $321,782,000 as of December 31, 1999.

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

Net charge-offs in 1999 increased to $1,155,000 from $911,000 in 1998. The provision for loan losses was $1,200,000 in 1999 and $1,540,000 in 1998. The allowance for loan losses at December 31, 1999 was equivalent to one point zero seven percent (1.07%) of loans outstanding.

The following table presents loan loss data for the most recent five (5) year period.

RESERVE FOR LOAN LOSSES FIVE YEAR HISTORY

 (000's)                            1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------
Balance at Jan. 1 ...........     $  6,883       $  6,254       $  6,827       $  5,336       $  5,101
Acquired allowance ..........            0              0              0          1,285              0
Adjustments .................           36              0              0              0              0
Provision for loan losses ...        1,200          1,540          1,300          1,875            950
Loans charged off ...........       (1,507)        (2,106)        (2,188)        (1,963)        (1,077)
    Recoveries of loans
    previously charged off ..          352          1,195            315            294            362
                                  --------       --------       --------       --------       --------
Balance at Dec. 31 ..........     $  6,964       $  6,883       $  6,254       $  6,827       $  5,336
Loans outstanding
    at Dec. 31 ..............     $653,025       $616,942       $562,005       $540,768       $396,570
Reserve as a
    percent of loans ........         1.07%          1.11%          1.11%          1.26%          1.35%
Net loan losses to
    average loans ...........         0.18%          0.16%          0.34%          0.39%          0.18%

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

Measurement and monitoring of interest rate risk is an ongoing process. A key element in this process is the Company's estimation of the amount that net interest income will change over a twelve to twenty-four month period given a directional shift in interest rates. The income simulation model used by the Company captures all assets and liabilities, accounting for significant variables, which are believed to be affected by interest rates. These include prepayment speeds on real estate mortgages and consumer installment loans, principal amortization and maturities on other financial instruments. The model captures embedded options, e.g. interest rate caps/floors or call options, and accounts for changes in rate relationships, as various rate indices lead or lag changes in market rates. While these assumptions are inherently uncertain, management utilizes probabilities and, therefore, believes that the model provides an accurate estimate of the interest rate risk exposure. Management reporting of this information is shared with the Board of Directors.

The results of the Company's most recent interest sensitivity analysis indicated that net interest income would be relatively unchanged by a 100 basis points increase or decrease in rate (assuming the change occurs evenly over the next year and that corresponding changes in other market rates occur as forecasted). Net interest income would be expected to decrease 4.6% if rates were to fall 200 basis points. Net interest income would be expected to increase .91% if rates were to rise 200 basis points.

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

A chief source of liquidity is derived from the retail deposit base accessible by its network of branches. While liability sources are many, significant liquidity is available from the Company's investment portfolio, loan portfolio, and borrowing lines from the Federal Home Loan Bank. ALCO regularly monitors the overall liquidity position of the business and ensures that various alternative strategies exist to cover unanticipated events. At December 31, 1999, sufficient liquidity was available to meet estimated short-term and long term funding needs.

MARKET INFORMATION
Security Banc Corporation stock (symbol STYB) is traded in the over-the-counter market. The following table sets forth the prices for the common stock during the periods indicated.

                           1999                           1998
                 -------------------------     --------------------------
QUARTER ENDED   HIGH BID   LOW BID   CLOSE     HIGH BID  LOW BID    CLOSE
March 31         $46.00    $41.50   $41.50      $28.63   $27.25    $28.63
June 30          $41.50    $34.50   $34.50      $30.50   $28.63    $30.50
September 30     $34.50    $26.50   $27.00      $38.50   $30.50    $38.50
December 31      $29.00    $27.50   $28.50      $46.00   $38.50    $46.00

As of December 31, 1999, the Corporation had 2,108 shareholder accounts of record. Cash dividends paid per share were $0.55.

QUARTERLY INFORMATION

                                         First      Second      Third      Fourth
(000's) except per share data           Quarter     Quarter    Quarter     Quarter
-----------------------------------------------------------------------------------
1999
----
     Interest and fee income ......     $16,628     $17,155     $17,345     $17,590
     Interest expense .............       6,496       6,729       7,120       7,339
                                        -------     -------     -------     -------

     Net interest income ..........      10,132      10,426      10,225      10,251
     Provision for loan losses ....         300         300         300         300
     Investment securities gains ..          20          21          73          56
     All other income .............       1,964       2,023       2,110       2,266
     Operating expense ............       5,791       5,698       5,748       6,311
                                        -------     -------     -------     -------

     Income before income taxes ...       6,025       6,472       6,360       5,962
     Provision for income tax .....       1,964       2,119       2,092       1,626
                                        -------     -------     -------     -------

     Net income ...................     $ 4,061     $ 4,353     $ 4,268     $ 4,336
   Per Share
     Basic Earnings Per Share .....        0.33        0.36        0.35        0.36
     Diluted Earnings Per Share ...        0.33        0.36        0.35        0.36
     Cash Dividends Paid ..........        0.13        0.13        0.13        0.16
Market Price ......................       41.50       34.50       27.00       28.50


1998
----
     Interest and fee income.......     $15,693     $16,029     $16,172      $16,140
     Interest expense..............       5,982       6,052       6,107        6,054
                                        -------     -------     -------      -------

     Net interest income...........       9,711       9,977      10,065       10,086
     Provision for loan losses.....         200         200         870          270
     Other operating income
     Investment securities gains...          44          42         247           97
     All other income..............       1,830       1,990       1,997        2,242
     Operating expense.............       5,744       5,720       5,770        5,740
                                        -------     -------     -------      -------

     Income before income taxes....       5,641       6,089       5,669        6,415
     Provision for income tax......       1,924       2,086       1,971        2,213
                                        -------     -------     -------      -------
     Net Income....................       3,717       4,003       3,698        4,202
   Per Share
     Basic Earnings Per Share......       0.305        0.33        0.30         0.35
     Diluted Earnings Per Share....       0.305        0.33        0.30         0.34
     Cash Dividends Paid...........       0.105        0.12        0.12         0.15
         Market Price..............       28.63       30.50       38.50        46.00


TOTAL CAPITAL  (BAR GRAPH)    (See Annual Report)
(Thousands)

1999            1998           1997            1996           1995
119,122         $118,129       $108,736        $100,794       $90,237

IMPACT OF YEAR 2000
In prior years, the Corporation discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Corporation completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Corporation experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Corporation is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Corporation will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


Board of Directors

Security Banc Corporation


     We have audited the accompanying consolidated statement of condition of Security Banc Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Security Banc Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Banc Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Columbus, Ohio

January 11, 2000

CONSOLIDATED STATEMENT OF CONDITION

AS OF DECEMBER 31, 1999 AND 1998 (000's)
                                                                 1999          1998
                                                                 ----          ----
ASSETS
       Cash and due from banks ...........................     $ 50,216      $ 34,052
       Federal funds sold ................................       10,010        21,350
                                                               --------      --------
                  Total cash and cash equivalents ........       60,226        55,402

       Interest bearing deposits with other banks ........        1,560         2,700
       Investments     (Market value $212,411 in 1999) ...      214,303       167,324
                       (Market value $167,365 in 1998)

       LOANS:
           Commercial and agriculture ....................      321,782       285,958
           Real Estate ...................................      254,854       252,609
           Consumer ......................................       76,389        78,375
                                                               --------      --------

                  Total Loans ............................      653,025       616,942


                  Less allowance for loan losses .........        6,964         6,883
                                                               --------      --------

                         Net Loans .......................      646,061       610,059

       Premises and equipment ............................        9,292         9,224
       Other Assets ......................................       44,969        38,791
                                                               ========      ========

       TOTAL ASSETS ......................................     $976,411      $883,500

LIABILITIES
       Non interest bearing deposits .....................     $129,127      $131,285
       Interest bearing demand deposits ..................      134,864       148,462
       Savings deposits ..................................      156,988       154,876
       Time deposits, $100,000 and over ..................       54,794        44,794
       Other time deposits ...............................      220,773       229,436
                                                               --------      --------

                         Total Deposits ..................      696,546       708,853

       Federal funds purchased and securities
         sold under agreement to repurchase ..............       24,011        28,993
       Federal Home Loan Bank term advances ..............      131,372        22,816
       Other liabilities .................................        5,360         4,709
                                                               --------      --------

       TOTAL LIABILITIES .................................      857,289       765,371

SHAREHOLDERS' EQUITY
       Common Stock ($1.5625 Par Value) ..................       19,800        19,768
         authorized 18,000,000 shares
         issued 12,671,932 shares, 1999
         issued 12,651,812 shares, 1998
       Surplus ...........................................       22,302        22,084
       Retained Earnings .................................       90,084        79,756
       Accumulated Other Comprehensive Income ............       (7,143)         (121)
       Less:  Treasury Stock .............................        5,921         3,358
                                                               --------      --------
         574,932 shares in 1999 and 485,387 shares in 1998
TOTAL SHAREHOLDERS' EQUITY ...............................      119,122       118,129
                                                               --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............     $976,411      $883,500
                                                               ========      ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 (000's)

                                                                       1999           1998            1997
                                                                       ----           ----            ----
INTEREST AND FEE INCOME
       Loans .................................................     $    54,373     $    53,093     $    50,168
       Interest bearing deposits with other banks ............             142             227             182
       Federal funds sold ....................................             935           2,375           1,707
       Investments-taxable ...................................          12,060           7,739           9,350
       Investments-tax exempt ................................           1,208             600           1,371
                                                                   -----------     -----------     -----------

           Total Interest and Fee Income .....................          68,718          64,034          62,778

INTEREST EXPENSE
       Deposits of $100,000 and over .........................           2,310           2,362           2,214
       Other Deposits ........................................          18,977          20,106          20,689
       Federal funds purchased and securities
         sold under agreement to repurchase ..................             976           1,151           1,124
       Federal Home Loan Bank term advances ..................           5,375             522             820
       Demand notes to U. S. Treasury ........................              46              54              56
                                                                   -----------     -----------     -----------

           Total Interest Expense ............................          27,684          24,195          24,903
                                                                   -----------     -----------     -----------

NET INTEREST INCOME ..........................................          41,034          39,839          37,875
       Provision for loan losses .............................           1,200           1,540           1,300
                                                                   -----------     -----------     -----------

       Net interest income after provision for loan losses ...          39,834          38,299          36,575

OTHER OPERATING INCOME
       Trust income ..........................................           2,011           1,836           1,616
       Service charges on deposit accounts ...................           3,215           3,149           2,958
       Securities gains ......................................             170             430             217
       Other income ..........................................           3,137           3,074           2,313
                                                                   -----------     -----------     -----------

           Total Other Operating Income ......................           8,533           8,489           7,104

OPERATING EXPENSE
       Salaries and employee benefits ........................          12,255          11,224          11,005
       Equipment and occupancy, net ..........................           2,682           2,656           2,785
       Amortization of intangibles ...........................             667             673             752
       Other operating expense ...............................           7,944           8,421           8,187
                                                                   -----------     -----------     -----------
           Total Operating Expense ...........................          23,548          22,974          22,729
                                                                   -----------     -----------     -----------

INCOME BEFORE INCOME TAXES ...................................          24,819          23,814          20,950
       Provision for income tax ..............................           7,801           8,194           6,462
                                                                   -----------     -----------     -----------

           NET INCOME ........................................     $    17,018     $    15,620     $    14,488
                                                                   ===========     ===========     ===========
PER SHARE DATA (WHOLE DOLLARS)
       Basic earnings ........................................     $      1.40     $      1.29     $      1.20
       Diluted earnings ......................................     $      1.39     $      1.28     $      1.19
       Cash dividends ........................................     $     0.550     $     0.495     $     0.445

Weighted average shares outstanding ..........................      12,165,146      12,143,743      12,117,526

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 1999, 1998, and 1997 (000's)

                                                                                             Accumulated
                                                                                                Other
                                                    Common              Retained   Treasury  Comprehensive             Comprehensive
                                                     Stock    Surplus   Earnings     Stock      Income        Total       Income
                                                     -----    -------   --------     -----      ------        -----       ------
Balance at January 1, 1997 ....................     $19,658   $21,670   $62,557   ($3,193)    $  102      $100,794
   Net income .................................           0         0    14,488         0          0        14,488      $14,488
   Dividend distributions .....................           0         0    (6,896)        0          0        (6,896)
   Exercise of stock options ..................          49       161         0         0          0           210
   Net unrealized gains on securities
    available for sale net
    of income taxes of $75 ....................           0         0         0         0        140           140      $   140
                                                                                                                       --------
         Total comprehensive income ...........                                                                         $14,628
                                                    -------   -------   -------   -------    -------      --------     ========

Balance at December 31, 1997 ..................     $19,707   $21,831   $70,149   ($3,193)    $  242      $108,736
   Net income .................................           0         0    15,620         0          0        15,620      $15,620
   Cash Dividends .............................           0         0    (6,013)        0          0        (6,013)
   Exercise of stock options ..................          61       253         0         0          0           314
   Purchase of treasury stock .................           0         0         0      (165)         0          (165)
   Net unrealized losses on securities
    available for sale net
    of income taxes of $195 ...................           0         0         0         0       (363)         (363)    ($   363)
                                                                                                                       --------
         Total comprehensive income ...........                                                                         $15,257
                                                    -------   -------   -------   -------    -------      --------     ========

Balance at December 31, 1998 ..................     $19,768   $22,084   $79,756   ($3,358)   ($  121)     $118,129
   Net income .................................           0         0    17,018         0          0        17,018      $17,018
   Cash Dividends .............................           0         0    (6,690)        0          0        (6,690)
   Exercise of stock options ..................          32       218         0         0          0           250
   Purchase of treasury stock .................           0         0         0    (2,563)         0        (2,563)
   Net unrealized losses on securities
    available for sale net
    of income taxes of $3,781 .................           0         0         0         0     (7,022)       (7,022)    ($ 7,022)
                                                                                                                       --------
         Total comprehensive income ...........                                                                         $ 9,996
                                                    -------   -------   -------   -------    -------      --------     ========

Balance at December 31, 1999 ..................     $19,800   $22,302   $90,084   ($5,921)   ($7,143)     $119,122
                                                    =======   =======   =======   =======    =======      ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 1999, 1998, and 1997 (000's)

                                                                        1999           1998           1997
                                                                        ----           ----           ----
Cash Flows from Operating Activities
       Net Income ...............................................     $ 17,018      $  15,620      $  14,488
       Adjustments to reconcile net income to net cash
           provided by operating activities:
              Depreciation ......................................        1,119          1,091          1,049
              (Gain)/Loss on sale of the following:
                Investment Securities available for sale ........         (170)          (430)          (217)
                Other Assets ....................................           20            (74)          (119)
              Provision for loan losses .........................        1,200          1,540          1,300
              Amortization and accretion, net ...................          (52)          (306)           (97)
              Amortization and core deposit intangible ..........          667            676            752
              Change in other operating assets and
                liabilities, net ................................      (13,367)       (22,948)       (14,918)
                                                                      --------      ---------      ---------
                  Total Adjustments .............................      (10,583)       (20,451)       (12,250)
                                                                      --------      ---------      ---------

     NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES ........        6,435         (4,831)         2,238

Cash Flows from Investing Activities:
     Net decrease in interest bearing deposits
          with other banks ......................................        1,140              0          3,902
     Proceeds from maturities and sales of investment
          securities available for sale .........................       22,947        142,045        192,329
     Proceeds from maturities of investments held to
          maturity ..............................................        2,778          9,606         15,414
     Purchase of:
         Investment securities available for sale ...............      (81,882)      (147,681)      (166,286)
         Investment securities held to maturity .................       (1,425)       (22,129)          (722)
         Increase in loans ......................................      (38,556)       (55,374)       (23,611)
         Proceeds from sale of other assets .....................       13,142         21,602          9,614
     Capital expenditures .......................................       (1,182)        (1,654)        (1,163)
     Net cash used in acquisition ...............................            0              0         (1,502)
     Purchase of life insurance policies ........................         (837)        (2,212)        (3,054)
     Proceeds from surrender of life insurance policies .........            0              4            239
                                                                      --------      ---------      ---------

     NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES ........      (83,875)       (55,793)        25,160

Cash Flows from Financing Activities:
     Net (decrease) increase in demand deposits, NOW accounts
       and savings accounts .....................................      (13,644)        34,780         14,784
     Net increase (decrease) in certificates of deposit .........        1,337         (3,318)        (4,468)
     Net increase (decrease) in short-term borrowed funds .......       22,670        (11,753)           582
     Net increase in other borrowed money .......................       80,904         16,483          2,759
     Net purchase and sale of treasury stock ....................       (2,563)          (165)             0
     Dividends paid .............................................       (6,690)        (6,013)        (5,394)
     Proceeds from exercise of stock options ....................          250            314            210
                                                                      --------      ---------      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES .......................       82,264         30,328          8,473

Net increase (decrease) in cash and cash equivalents ............        4,824        (30,296)        35,871
Cash and cash equivalents at beginning of year ..................       55,402         85,698         49,827
                                                                      --------      ---------      ---------

Cash and Cash Equivalents at End of Year ........................     $ 60,226      $  55,402      $  85,698

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

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

       Interest paid by Security in 1999, 1998, and 1997 was $27,397,000, $24,269,000 and $25,447,000, respectively.

       FAIR VALUES OF FINANCIAL INSTRUMENTS
       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       Cash and cash equivalent and interest bearing deposits with other banks:
       The carrying amounts reported in the balance sheet for cash and short term instruments approximate those assets' fair values.

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

       Federal Home Loan Bank term advances: For variable rate and short term advances, fair values are based on carrying values. The fair values for other advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered for advances with similar terms.

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

Years ended December 31,
                                                        1999            1998            1997
                                                        ----            ----            ----
EARNINGS APPLICABLE TO COMMON SHARE                 $17,018,000     $15,620,000     $14,488,000
-----------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Weighted Average Common Shares Outstanding           12,165,146      12,143,743      12,117,526
Earnings Applicable to Common Shares                $17,018,000     $15,620,000     $14,488,000
Basic Earnings per Share                            $      1.40     $      1.29     $      1.20
-----------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
Weighted Average Common Shares Outstanding           12,165,146      12,143,743      12,117,526
Dilutive Common Stock Options                            53,675          83,549          77,366
                                                    -----------     -----------     -----------
Weighted Average Common Shares and Common Share
  Equivalents Outstanding                            12,218,821      12,227,292      12,194,892
                                                    ===========     ===========     ===========
Earnings Applicable to Common Shares                 17,018,000     $15,620,000     $14,488,000
Diluted Earnings per Share                          $      1.39     $      1.28     $      1.19

2.     ACQUISITIONS

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

3.     RESERVE BALANCE REQUIREMENTS
       The Company's subsidiaries are required to maintain certain daily cash and due from banks reserve balances in accordance with regulatory requirements. The balances maintained under such requirements were $13,070,000 at December 31, 1999 and $11,585,000 at December 31, 1998.

4.     INVESTMENT SECURITIES
       The following table lists the book value and market value of debt securities and other investments as of December 31.

(000's)                                                                 1999
                                                                        ----
                                                                   Gross       Gross
                                                                Unrealized   Unrealized      Market
                                                         Cost      Gains       Losses        Value
                                                         ----      -----       ------        -----
Available for Sale Investments
  Debt Securities
     U. S. Treasury ..............................     $  1,999     $  0     $     (8)     $  1,991
     U. S. Government Agencies and Corporations ..       56,050        0       (2,216)       53,834
     Mortgage Backed Securities ..................      131,297        0       (8,823)      122,474
                                                       --------     ----     --------      --------
  Total Debt Securities ..........................      189,346        0      (11,047)      178,299
  Equity Investments .............................          227       88            0           315
                                                       --------     ----     --------      --------
  Total Available for Sale Investments ...........      189,573       88      (11,047)      178,614
                                                       ========     ====     ========      ========

Held to Maturity Investments
  Debt Securities
     State and Political Subdivisions ............       25,930      147       (1,982)     $ 24,095
     Mortgage Backed Securities ..................        1,840        1          (58)        1,783
                                                       --------     ----     --------      --------
  Total Debt Securities ..........................       27,770      148       (2,040)       25,878
     Federal Reserve Stock and Other .............        7,919        0            0         7,919
                                                       --------     ----     --------      --------
  Total Held to Maturity Investments .............     $ 35,689     $148     $ (2,040)     $ 33,797
                                                       ========     ====     ========      ========

       The market value of the available for sale investments ($178,614,000) plus the cost of the held to maturity investments ($35,689,000) is the total investments carrying value of $214,303,000.



(000's)                                                                 1998
                                                                        ----
                                                                   Gross       Gross
                                                                Unrealized   Unrealized      Market
                                                         Cost      Gains       Losses        Value
                                                         ----      -----       ------        -----
Available for Sale Investments
  Debt Securities
    U. S. Treasury ...............................     $  7,464     $ 43     $  (1)     $  7,506
    U. S. Government Agencies and Corporations ...       59,697       42       (89)       59,650
    Mortgage Backed Securities ...................       67,687       36      (298)       67,425
                                                       --------     ----     -----      --------
  Total Debt Securities ..........................      134,848      121      (388)      134,581
  Equity Securities ..............................          150       79         0           229
                                                       --------     ----     -----      --------
  Total Available for Sale Investments ...........      134,998      200      (388)      134,810
                                                       ========     ====     =====      ========

Held to Maturity Investments
  Debt Securities
    State and Political Subdivisions .............       26,859      307      (257)       26,909
    Mortgage Backed Securities ...................        2,332       14       (23)        2,323
                                                       --------     ----     -----      --------
  Total Debt Securities ..........................       29,191      321      (280)       29,232
    Federal Reserve Stock and Other ..............        3,323        0         0         3,323
                                                       --------     ----     -----      --------
  Total Held to Maturity Investments .............     $ 32,514     $321     $(280)     $ 32,555
                                                       ========     ====     =====      ========


       The market value of the available for sale investments ($134,810,000) plus the cost of the held to maturity investments ($32,514,000) is the total investments carrying value of $167,324,000.

       The following tables summarizes the cost and market value of debt securities at December 31, 1999 and 1998 by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(000's)                                                      1999                     1998
                                                             ----                     ----
                                                                   Market                    Market
                                                       Cost         Value        Cost         Value
                                                       ----         -----        ----         -----
Available for Sale Investments
  Due in one year or less ......................     $  1,000     $  1,000     $  5,967     $  5,990
  Due after one year and through five years ....       57,049       54,825       40,694       40,716
  Due after five years and through ten years ...            0            0       20,500       20,450
                                                     --------     --------     --------     --------
                                                       58,049       55,825       67,161       67,156
  Mortgage Backed Securities ...................      131,297      122,474       67,687       67,425
                                                     --------     --------     --------     --------
Total available for sale investments ...........     $189,346     $178,299     $134,848     $134,581
                                                     ========     ========     ========     ========

Held to Maturity Investments
  Due in one year or less ......................     $    250     $    253     $  2,295     $  2,303
  Due after one year and through five years ....        2,981        3,102        1,543        1,592
  Due after five years and through ten years ...        3,211        3,028        2,398        2,631
  Due after ten years ..........................       19,488       17,712       20,623       20,383
                                                     --------     --------     --------     --------
                                                       25,930       24,095       26,859       26,909
Mortgage backed securities .....................        1,840        1,783        2,332        2,323
                                                     --------     --------     --------     --------
 Total Held to Maturity Investments ............     $ 27,770     $ 25,878     $ 29,191     $ 29,232
                                                     ========     ========     ========     ========


       Proceeds from sales of investments available for sale in 1999 were $398,000. Gross gains on investments available for sale in 1999 were $170,000. Proceeds from sales of investments available for sale in 1998 were $100,443,000. Gross gains on investments available for sale in 1998 were $430,000. Proceeds from sales of investments available for sale in 1997 were $168,732,000. Gross gains on investments available for sale in 1997 were $243,000. Gross losses recognized on investments available for sale in 1997 were $30,000.

       The following table summarizes investment income for the years ended December 31.

(000's)                                             1999        1998        1997
                                                    ----        ----        ----
U. S. Treasury Available for sale ...........     $   216     $4,873     $ 7,965
U. S. Government Agencies and Corporations ..      11,365      2,662       1,204
States and Political Subdivisions ...........       1,208        600       1,371
Federal Reserve stock and other .............         479        204         181
                                                  -------     ------     -------
  Total .....................................     $13,268     $8,339     $10,721
                                                  =======     ======     =======

       Securities with a carrying value of $151,733,000 at December 31, 1999, and $112,963,000 at December 31, 1998, were pledged to secure deposits and repurchase agreements.

5.     LOANS
       Loans as of December 31, by various categories are as follows:

(000'S)                                                        1999          1998
                                                               ----          ----
Loans secured by real estate:
    Construction and land development .................     $ 20,550     $ 22,128
    Secured by farmland ...............................       10,167        8,760
    Secured by residential properties .................      277,274      268,850
    Secured by nonresidential properties ..............      115,474       86,076
Loans to finance agricultural production ..............       18,940       19,619
Commercial and industrial loans .......................      125,267      122,244
Loans to individuals for household, family and other ..       81,099       85,812
Tax exempt obligations ................................        2,572        1,790
Other loans ...........................................        1,641        1,493
Lease financing .......................................           41          170
                                                            --------     --------
TOTAL LOANS ...........................................     $653,025     $616,942
                                                            ========     ========

       Nonperforming loans totaled $4,716,000 and $3,525,000 at December 31, 1999 and 1998 respectively. Nonaccrual loans included in these amounts totaled $2,162,000 and $2,154,000 at December 31, 1999 and 1998,
       respectively. Interest income not recorded on these loans was $247,000 in 1999 and $180,000 in 1998.

       The following table presents the aggregate amount of loans outstanding to directors and executive officers (including their related interests) as of December 31, 1999 and December 31, 1998, and an analysis of activity in such loans during 1999. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. These loans do not involve more than normal risk of collectability or any other unfavorable features.

(000's)
Balance, December 31, 1998 ...........................................     $ 8,965
    New loans ........................................................      12,319
    Repayments .......................................................      12,100
    Net increase due to change in director/executive officer status ..           0
                                                                           -------
Balance, December 31, 1999 ...........................................     $ 9,184
                                                                           =======

6.     ALLOWANCE FOR LOAN LOSSES
       A summary of the activity in the allowance for loan losses is shown in the following table.

(000'S)                              1999         1998         1997
                                     ----         ----         ----
Balance - beginning of year ..     $ 6,883      $ 6,254      $ 6,827
Adjustments ..................          36            0            0
  Charge-offs ................      (1,507)      (2,106)      (2,188)
  Recoveries .................         352        1,195          315
                                   -------      -------      -------
Net charge-offs ..............      (1,155)        (911)      (1,873)
Provision for loan losses ....       1,200        1,540        1,300
                                   -------      -------      -------
Balance - end of year ........     $ 6,964      $ 6,883      $ 6,254
                                   =======      =======      =======

7.     PREMISES AND EQUIPMENT
       Premises and Equipment as of December 31, are summarized in the following table.

       (000'S)                                   1999        1998
                                                 ----        ----
       Land ..............................     $ 1,508     $ 1,508
       Buildings .........................      10,485      10,468
       Equipment .........................      10,106       9,844
       Construction in process ...........         114         150
                                               -------     -------
       Total premises and equipment ......      22,213      21,970
       Less: Accumulated depreciation
       and amortization ..................      12,921      12,746
                                               -------     -------
       Net premises and equipment ........     $ 9,292     $ 9,224
                                               =======     =======

8.     FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENT TO
       REPURCHASE
       The following table is a summary of short-term borrowings at December 31:

       (000's)                                                1999        1998
                                                              ----        ----
       Federal funds purchased ........................     $    75     $     0
       Securities sold under agreement to repurchase ..      22,575      28,787
       Demand note due U. S. Treasury .................       1,361         206
                                                            -------     -------
                   Total ..............................     $24,011     $28,993
                                                            =======     =======

       The following table is a summary of securities pledged against the securities sold under agreement to repurchase contracts as of December 31:

       (000's)                                    1999                1998
                                                  ----                ----
                                             Book     Market    Book      Market
       U. S. Government Securities.......  $34,058   $31,979   $36,713   $36,694

9.     ADVANCES FROM FHLB
       The Company's affiliates are members of the Federal Home Loan Bank ("FHLB").
       Federal Home Loan Bank advances to the affiliates of the Company were $131,372,000 as of December 31, 1999 and $22,816,000 as of December 31,
       1998. Advances from the FHLB are used for loan funding and interest rate matching purposes. Advances are due on various maturity dates through 2009 with adjustable and fixed rates ranging from 4.61% to 7.40%. FHLB advances are collateralized by each respective affiliate's real estate loan portfolio.

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

       Unfunded loan commitments and unused lines of credit as of December 31, 1999 were $143,063,000. The aggregate amount of outstanding letters of credit was $2,225,000 at December 31, 1999. No significant losses are anticipated as a result of these commitments.

11.    INCOME TAX
       The components of income tax expense are:

       (000S)                                         1999     1998     1997
                                                      ----     ----     ----
       Federal income taxes currently payable ..     $8,267   $8,557   $6,727
       Deferred tax provision ..................       (466)    (363)    (265)
                                                     ------   ------   ------
       Total income tax expense ................     $7,801   $8,194   $6,462
                                                     ======   ======   ======

       A reconciliation of income tax expense at the statutory rate to income tax expense at the company's effective rate is as follows:

       (000S)                                      1999     1998     1997
                                                   ----     ----     ----
       Computed tax at the statutory rate ...     $8,687   $8,335   $7,332
       Tax effect of tax free income and
         non-deducible interest expense .....       (422)    (288)    (711)
       Other ................................       (464)     147     (159)
                                                  ------   ------   ------
       Income Tax Expense ...................     $7,801   $8,194   $6,462
                                                  ======   ======   ======

       Income taxes paid were $8,587,000, $8,249,000 and $6,987,000 in 1999,
       1998, and 1997 respectively. Income tax expense associated with security gains was $90,000 in 1999, $150,000 in 1998, and $74,000 in 1997.

       Significant components of the Corporation's deferred tax assets and liabilities exclusive of securities mark to market adjustments at December 1999 and 1998 are as follows:


       DEFERRED ASSETS                                                 1999        1998
                                                                       ----        ----
                      Allowance for loan losses .................     $2,368     $2,194
                      Deferred Compensation .....................      1,085        685
                      Other .....................................         80         80
                                                                      ------     ------
                      Total deferred assets .....................     $3,533     $2,959

              DEFERRED LIABILITIES
                      Employee benefits .........................     $  231     $  195
                      Depreciation ..............................        420        420
                      Other .....................................        611        539
                                                                      ------     ------
                      Total deferred liabilities ................      1,262      1,154
                                                                      ------     ------
              Net deferred assets ...............................     $2,271     $1,805
                                                                      ======     ======
              Deferred Assets on Available for sale securities ..     $3,814     $   64

12.    STOCK OPTIONS
       The Corporation sponsors non-qualified and incentive stock option plans. Approximately 600,000 shares have been authorized under the plans, 23,520 shares of which were available at December 31, 1999 for future grants. All options granted have a maximum term of 10 years. Options granted vest ratably over five years.

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

       The Corporation stock option activity and related information for the periods ended December 31, 1999, 1998, and 1997 is summarized below:


                                                  1999                      1998                    1997
                                                  ----                      ----                    ----
                                                        Weighted-                Weighted-                Weighted-
                                                        Average                  Average                  Average
                                                        Exercise                 Exercise                 Exercise
                                           Options      Price       Options      Price       Options      Price
                                           -------      -----       -------      -----       -------      -----
       Outstanding at beginning
         of period ..................      226,565      $21.94      162,960      $13.23      193,912      $12.43
       Granted ......................        6,585       34.88      108,485       36.60        7,200       21.25
       Exercised ....................      (20,120)      12.38      (39,440)       7.96      (31,152)       6.74
       Forfeited/Expired ............       (6,380)      37.12       (5,440)      29.88       (7,000)      16.50
                                           -------------------      -------------------      -------------------
       Outstanding at end of
         period .....................      206,650       26.19      226,565       21.94      162,960       13.23
                                           -------------------      -------------------      -------------------
       Exercisable end of period ....       54,880      $15.70       52,360      $13.95       66,880      $ 9.52

       Exercise prices for options outstanding as of December 31, 1999, ranged from $7.62 to $46.00.

       Management estimated the fair value of the options granted using the Black-Scholes option pricing model. The following weighted average assumptions were used for 1999, 1998, and 1997 respectively; risk free interest rates of 4.90% in 1999, 4.90% in 1998, and 5.00% in 1997;
       dividend yields of 1.50% in 1999, 1.50% in 1998, and 1.98% in 1997;
       volatility factors of the expected market price of Security common stock of .092 in 1999,.092 in 1998, and .059 in 1997 and a weighted average expected option life of seven (7) years. The effect of applying the Statement 123 fair value method to stock options results in net income and earnings per share that are not materially different from amounts reported in the consolidated statements of income, pro forma information has not been provided.

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

       Disclosure of net periodic Pension cost for 1999, 1998, and 1997 is as follows:


       (000's)                                    1999       1998       1997
                                                  ----       ----       ----
       Service cost .........................     $ 583      $ 530      $ 511
       Interest cost ........................       619        553        527
       Expected return on plan assets .......      (767)      (653)      (625)
       Amortization of transition amount ....       (43)       (43)       (43)
       Amortization of prior service cost ...        (1)        (1)        (1)
                                                  -----      -----      -----
       Net periodic pension cost ............     $ 391      $ 386      $ 369
                                                  =====      =====      =====

       The following table sets forth the plan's funded status and amount recognized in Security Banc Corporation's consolidated statement of condition as of December 31, 1999 and 1998.

       (000's)                                                  1999          1998
                                                                ----          ----
       Change in benefit obligation:
       Benefit Obligation at the beginning of the year ..     $ 7,815      $ 7,176
       Service Cost .....................................         583          530
       Interest Cost ....................................         619          553
       Actuarial loss(gain) .............................         543          305
       Benefits paid during year ........................        (631)        (749)
                                                              -------      -------
       Benefit Obligation at the end of the year ........       8,929        7,815

       Change in plan assets:
       Fair value of plan assets at beginning of year ...       9,711        8,286
       Actual return on assets ..........................         814        1,689
       Employer contributions ...........................         493          485
       Benefits paid ....................................        (631)        (749)
                                                              -------      -------
       Fair value of plan assets at end of year .........      10,387        9,711

       Funded status of the plan ........................       1,458        1,896
       Unrecognized transition amount ...................         (86)        (128)
       Unrecognized prior service cost ..................         (13)         (14)
       Unrecognized net (gain) or loss ..................        (699)      (1,195)
                                                              -------      -------
       Prepaid (accrued) benefit cost ...................     $   660      $   559
                                                              =======      =======

       Assumptions used in accounting for the Plan were:

       (000's)                                      1999      1998     1997
                                                    ----      ----     ----
       Discount rate .........................       7.5%     7.5%     7.5%
       Expected return on plan assets ........       8.0%     8.0%     8.0%
       Salary rate of compensation increase ..       4.5%     4.5%     4.5%

       The Corporation developed an nonqualified Supplemental Retirement Plan for certain employees in 1999. All benefits provided under the plan are unfunded. At December 31, 1999, $900,000 was included in other liabilities for the Plan with the same amount recorded as expense in 1999.

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

       The Board of Directors of the Corporation annually determines the bank's matching contribution to the plan. For the plan year ended December 31, 1999 and December 31, 1998, the matching contribution was fifty percent (50%) of the employee's contribution up to the first six percent (6%) of annual earnings contributed by the participant.

       Employee contributions are one hundred percent (100%) vested immediately. The bank's matching contributions are vested at twenty percent (20%) for each year of eligibility service, based on five (5) year vesting schedule.

       The contribution by the Corporation for 1999, 1998, and 1997 was $213,000, $193,000, and $190,000, respectively.

15. SECURITY BANC CORPORATION (PARENT ONLY) AND REGULATORY RESTRICTIONS Dividends paid by the Company's subsidiaries are subject to various legal and regulatory restrictions. In 1999, the subsidiaries paid $6,690,000 in dividends to the parent company.

       The subsidiaries can initiate dividend payments in 2000 equal to their net profits, as defined by statute, up to the date of any such dividend declared.

       SECURITY BANC CORPORATION
       STATEMENT OF CONDITION FOR THE YEARS ENDED DECEMBER 31  (000'S)
                                                              1999         1998
                                                              ----         ----
       Assets
                Cash                                       $  1,005      $  1,383
                Investments in Securities                       315             0
                Investments in Subsidiaries                 117,823       116,752
                Other Assets                                    105           158
                                                           --------      --------
       TOTAL ASSETS                                        $119,248      $118,293
                                                           ========      ========

       Liabilities                                         $    126      $    164
                                                           --------      --------
       TOTAL LIABILITIES                                        126           164
                                                           ========      ========

       Stockholders' equity
                Common Stock                                 19,800        19,768
                Surplus                                      22,302        22,084
                Retained Earnings                            90,084        79,756
                Accumulated Other Comprehensive Income       (7,143)         (121)
                Less:  Treasury Stock                        (5,921)       (3,358)
                                                           --------      --------
       TOTAL SHAREHOLDERS' EQUITY                           119,122       118,129
                                                           --------      --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $119,248      $118,293
                                                           ========      ========


       SECURITY BANC CORPORATION
       STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31       (000'S)

                                                            1999        1998        1997
                                                            ----        ----        ----
                Income from subsidiaries                  $ 8,488     $ 7,812     $ 37,022
                Other Income                                  111           0            0
                                                          -------     -------     --------
       TOTAL INCOME                                       $ 8,599     $ 7,812     $ 37,022
                                                          =======     =======     ========

                Operating Expenses                        $   104     $    48     $    163
                                                          -------     -------     --------
       TOTAL EXPENSES                                         104         248          163
                                                          =======     =======     ========

                Income before taxes and undistributed
                   income                                   8,495       7,564       36,859
                Income taxes                                  627         538            0
                Equity in undistributed income              9,150       8,594      (22,371)
                                                          -------     -------     --------
       TOTAL INCOME                                       $17,018     $15,620     $ 14,488
                                                          =======     =======     ========

       SECURITY BANC CORPORATION
       STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31       (000'S)
                                                                      1999          1998         1997
                                                                      ----          ----         ----
       CASH FLOWS FROM OPERATING ACTIVITIES
        Net Income                                                   $17,018      $15,620      $ 14,488
        Adjustment to reconcile net income to Net Cash
                  (Gain) or loss on sales of assets                     (101)           0             0
                  Equity in undistributed (earnings) losses           (9,150)      (8,594)       22,371
                  Net change in liabilities                              (69)          54           110
                  Net change in other assets                              53           57            37
                  Total adjustments                                   (9,267)      (8,483)       22,518
                                                                     -------      -------      --------
                NET CASH PROVIDED BY OPERATING
                     ACTIVITIES                                        7,751        7,137        37,006
                                                                     -------      -------      --------
       CASH FLOWS FROM INVESTING ACTIVITIES
                  Purchase of securities                                (454)           0             0
                  Sales and maturities of securities available
                     for sale                                            328            0             0
                  Payments for investments in and advances
                     to subsidiaries                                       0            0       (30,210)
                NET CASH (USED) PROVIDED BY INVESTING
                     ACTIVITIES                                         (126)           0       (30,210)
                                                                     -------      -------      --------

       CASH FLOWS FROM FINANCING ACTIVITIES
                  Note payment from subsidiary                         1,000            0             0
                  Proceeds from issuance of common stock                 250          314           210
                  Payment to repurchase common stock                  (2,563)        (165)            0
                  Dividends paid                                      (6,690)      (6,013)       (5,394)
                  Other, net                                               0            0        (1,502)
                                                                     -------      -------      --------
                NET CASH (USED) PROVIDED  BY FINANCING
                     ACTIVITIES                                       (8,003)      (5,864)       (6,686)
                                                                     -------      -------      --------

       CASH AND CASH EQUIVALENTS
                  Net (decrease) increase in cash and cash
                     equivalents                                        (378)       1,273           110
                  Cash and cash equivalents at beginning of year       1,383          110             0
                                                                     -------      -------      --------
       CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 1,005      $ 1,383      $    110
                                                                     =======      =======      ========

16.    CAPITAL RATIOS
       The following table reflects various measures of capital at December 31, 1999 and December 31, 1998.

                                                   1999                    1998
                                                   ----                    ----
       (000's)                               Amount     Ratio        Amount    Ratio
                                             ------     -----        ------    -----
       Total equity (1) ...............     $119,122    18.23%      $118,129   19.63%
       Tier 1 capital (2) .............     $114,945    17.59%      $106,260   17.66%
       Total risk-based capital (3) ...     $121,909    18.66%      $113,143   18.80%
       Leverage (4) ...................     $114,945    11.79%      $106,260   12.45%

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

At December 31, 1999, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991.

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

       The estimated fair values of the bank's financial instruments not disclosed elsewhere are as follows:

       (000S)                             1999                     1998
                                CARRYING       FAIR       CARRYING       FAIR
                                 VALUE         VALUE        VALUE       VALUE
                                ---------------------     ---------------------
       LOANS ..............     $653,025     $651,526     $616,942     $622,824

       DEPOSITS ...........     $696,546     $696,684     $708,853     $710,279

       FHLB ADVANCES ......     $131,372     $107,565     $ 22,816     $ 23,876